As filed with the Securities and Exchange Commission on January 25, 2007
Registration No. 333-__________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_____________

SYMBOLLON PHARMACEUTICALS, INC.
(Name of Small Business Issuer in Its Charter)

Delaware	2834	36-3463683
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

37 Loring Drive
Framingham, Massachusetts 01702
(508) 620-7676
(Address and telephone number of principal executive offices and principal place of business)
_____________

Paul C. Desjourdy
President and Chief Executive Officer, Chief Financial Officer
Symbollon Pharmaceuticals, Inc.
37 Loring Drive
Framingham, Massachusetts 01702
(508) 620-7676
(Name, Address, and Telephone Number of Agent for Service)
_____________

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Class A Common Stock, par value $.001 per share	3,213,632	$1.08 (2)	$3,470,723	$371.37
Class A Common Stock, par value $.001 per share (3)	3,041,685	$1.20 (4)	$3,650,022	$390.55
Total	6,255,317		$7,120,745	$761.92
(1) Pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement shall be deemed to cover additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c). For the purposes of this table, we have used the average of the closing bid and ask prices of the common stock as traded in the over the counter market and reported on the OTC Electronic Bulletin Board on January 19, 2007.

(3) Issuable upon exercise of outstanding common stock purchase warrants at an exercise price of $1.20 per share.

(4) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(g), based on the exercise price of the warrants.

Pursuant to Rule 429 under the Securities Act of 1933, in addition to the shares of common stock included in this Registration Statement, the enclosed prospectus constitutes a combined prospectus also relating to an aggregate of up to 4,097,313 shares of our common stock that were previously registered for resale in a Registration Statements on Form SB-2, Registration Numbers 333-124687 and 333-136871, and for which filing fees were previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ii

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED JANUARY 25, 2006

SYMBOLLON PHARMACEUTICALS, INC.

10,352,630 SHARES OF COMMON STOCK

TO BE OFFERED BY CERTAIN HOLDERS OF COMMON STOCK
AND WARRANTS TO PURCHASE COMMON STOCK OF
SYMBOLLON PHARMACEUTICALS, INC.

This prospectus relates to the sale of up to 10,352,630 shares of our common stock by our selling stockholders listed in this prospectus. The shares offered by this prospectus include 5,920,285 presently outstanding shares of our common stock and a maximum of 4,432,345 shares of our common stock issuable upon exercise of outstanding warrants to purchase common stock at exercise prices from $1.00 to $1.20 per share. These shares may be sold from time to time by the selling stockholders in the principal market on which the stock is traded at prices relating to the prevailing market price, in privately negotiated transactions or otherwise in the manner provided in that section of this prospectus captioned “Plan of Distribution.”

Pursuant to registration rights granted by us to the selling stockholders, we are obligated to register shares held by and shares issuable upon exercise of warrants by the selling stockholders. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. We will receive none of the proceeds from the sale of the above-referenced shares by the selling stockholders, except upon exercise of the warrants. All costs associated with this registration will be borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by them.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol SYMBA.OB. On January 19, 2007, the last reported sale price of our common stock was $1.10 per share.

The selling stockholders and any broker-dealer executing sell orders on behalf of the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Commissions received by any broker-dealer may be deemed to be underwriting commissions under the Securities Act of 1933.
____________________

This investment involves a high degree of risk. You should purchase these securities only if you can afford a complete loss.

SEE "RISK FACTORS" BEGINNING ON PAGE 5.
____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is , 2007

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PRSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER AND MAY NOT BE CURRENT AS OF ANY SUBSEQUENT DATE.

TABLE OF CONTENTS

Page

Prospectus Summary……………………………………………….....................................................	3
Risk Factors……………………………………………………...........................................................	5
Special Note Regarding Forward-Looking Statements……………………………………..………...	12
Where You Can Find More Information……………………………………………………….……..	12
Use of Proceeds.....................................................................................................................................	13
Market For Our Common Stock and Related Stockholder Matters......................................................	13
Selected Financial Data…………………………………..…………………………………………...	14
Management's Discussion and Analysis or Plan of Operation…………………….............................	14
Business.................................................................................................................................................	19
Description of Property……………………………………………………………………………….	27
Legal Proceedings…………………………………………………………………………………….	27
Management…………………………………………………………………………...……………...	28
Executive Compensation……………………………………………………………...........................	30
Transactions with Related Persons, Promoters and Certain Control Persons.......................................	33
Security Ownership of Certain Beneficial Owners and Management..................................................	34
Selling Stockholders………………………………………………………………………….………	35
Plan of Distribution...............................................................................................................................	39
Description of Securities……...............................................................................................................	42
Indemnification of Officers and Directors............................................................................................	43
Legal Matters........................................................................................................................................	44
Experts..................................................................................................................................................	44
Index to Financial Statements..............................................................................................................	F-1

This prospectus contains trademarks and service marks of other companies that are the property of their respective owners.

PROSPECTUS SUMMARY

You should read this summary in conjunction with the more detailed information and financial statements including the notes thereto, appearing elsewhere in this prospectus, including the “Risks Factors” section. Because it is a summary, it does not contain all of the information you should consider before making an investment decision.

Symbollon Pharmaceuticals, Inc.

We are a Delaware corporation originally incorporated in Illinois in 1986. We engage in the development and commercialization of propriety iodine-based formulations. We are in clinical development of a treatment, referred to as “IoGen™, for the treatment of cyclic pain and tenderness associated with fibrocystic breast. We are currently conducting a Phase III clinical trial evaluating IoGen for the treatment of moderate to severe cyclic pain and tenderness associated with fibrocystic breast. We believe our technology has other potential product opportunities, and we plan to pursue some of these opportunities as our resources allow.

In its February 16, 2006 report on our financial statements, our registered independent public accounting firm expressed substantial doubt about our ability to continue as a going concern as a result of our recurring losses and accumulated deficit. Our continued existence depends on our ability to obtain additional funding, which cannot be assured.

Our principal executive offices are located at 37 Loring Drive, Framingham, Massachusetts 01702. Our telephone number is (508) 620-7676. Our website is http://www.symbollon.com. Information on our website is not part of or incorporated into this prospectus.

Recent Developments

Termination of Bioaccelerate Relationship

On August 23, 2006, Symbollon and Bioaccelerate (now known as Gardent Pharmaceuticals, Inc.) mutually terminated their exclusive worldwide licensing and co-marketing agreement covering the use of IoGen for the treatment of pain and tenderness associated with fibrocystic breast disease. Under the terms of the agreement, entered into on April 12, 2005, Bioaccelerate was to fund ongoing Phase III development of IoGen. Bioaccelerate had the primary responsibility for the commercialization of IoGen, and we were to oversee the future clinical development efforts necessary to seek marketing approval for IoGen. The parties were to share in any net profits upon commercialization. Upon termination of the agreement all rights to IoGen licensed to Bioaccelerate in the agreement reverted back to us.

Winter 2006 Private Placement

On December 29, 2006 and January 16, 2007, we completed private placements to accredited investors of an aggregate of 3,213,632 shares of Class A common stock and 2,410,224 redeemable warrants for gross proceeds of $2,570,106 (aggregate net proceeds were $2,368,038). Each redeemable warrant entitles the holder to purchase at any time up to December 31, 2011 one share of Class A common stock at a price of one dollar twenty cents ($1.20) per share.

Summer 2006 Private Placement

On June 2, 2006 and August 21, 2006, we completed private placements to accredited investors of an aggregate of 1,366,500 shares of Class A common stock and a like number of redeemable warrants for gross proceeds of $1,366,500 (aggregate net proceeds were $1,342,340). Each redeemable warrant entitles the holder to purchase at any time up to June 30, 2011 one share of Class A common stock at a price of one dollar ($1.00) per share.

2006 Warrant Exercise

From December 2005 through March 2006, redeemable warrants covering 511,961 shares of Class A common stock were exercised by accredited investors, netting us $332,775 in cash, and 103,500 shares of Class A common stock were exercised for consulting services to be rendered to us over a 12-month period. In connection with the exercise of the redeemable warrants, we issued 615,461 new warrants. Each new warrant entitles the holder to purchase from September 1, 2006 up to February 28, 2009 one share of Class A common stock at a price of sixty-five cents ($0.65) per share.

The Offering

This offering relates to the sale of up to 10,352,630 shares of our common stock by our stockholders listed in this prospectus. The shares offered by this prospectus include 5,920,285 presently outstanding shares of our common stock and a maximum of 4,432,345 shares of our common stock issuable upon exercise of outstanding warrants to purchase common stock at exercise prices from $1.00 to $1.20 per share. The shares of common stock may be sold from time to time by the selling stockholders in the principal market on which the stock is traded at prices relating to the prevailing market price, in privately negotiated transactions or otherwise in the manner provided in that section of this prospectus captioned “Plan of Distribution.”

Pursuant to registration rights granted by us to the selling stockholders, we are obligated to register shares purchased by them in our private placements and shares issuable upon exercise of warrants acquired by the selling stockholders in these private placements. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. All costs associated with this registration will be borne by us.

Use of Proceeds

We will not receive any proceeds from this offering, but we will receive the exercise price of the warrants if they are exercised.

Our Capital Structure and Shares Eligible for Future Sale

The following table outlines our capital stock as of January 19, 2007:

Common Stock outstanding
Before the offering...........................................	9,356,237 shares(1)
After the offering……………..........................	17,002,214 shares(1)(2)

(1) Assuming no exercise of outstanding (a) options to purchase up to 2,527,500 shares of common stock pursuant to previous grants made to our officers, directors and consultants and (b) warrants to purchase up to 5,073,191 shares of common stock held by the selling stockholders.
(2) Assumes that the selling stockholders exercise their warrants to purchase 4,432,345 shares of common stock.

Resale of such a large percentage (approximately 60.9%) of our currently outstanding common stock (assuming exercise of the 4,432,345 warrants held by the selling stockholders) may have an adverse effect on the market price for our common stock.

Summary Financial Information

The following summary financial information has been derived from our financial statements and should be read in conjunction with the financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Nine Months Ended September 30,		Years Ended December 31,

	2006	2005	2005	2004

Total Revenues	$39,833	$428,319	$449,627	$159,510
Net Loss	(1,857,584)	(329,307)	(645,973)	(2,647,108)
Net Loss Per Share	(.23)	(.05)	(.09)	(.53)

Working Capital	658,698	766,207	436,950	521,900
Total Assets	1,229,031	1,339,995	1,073,932	1,114,818
Accumulated Deficit	(14,669,335)	(12,495,085)	(12,811,751)	(12,165,778)
Total Shareholders Equity	1,029,010	1,168,378	828,403	948,342

Total Number of Issued Common Shares	9,241,237	7,777,556	7,323,661	6,114,761

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, other information included in this prospectus and information in our periodic reports filed with the SEC. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and you may lose some or all of your investment.

RISKS ABOUT OUR BUSINESS

Our ability to continue as a “going concern” is uncertain

Our financial statements have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Report of our Independent Registered Public Accountants included herein contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern. The notes to our financial statements addressed management’s plans to address our ability to continue as a going concern. We cannot assure you that our business plans will be successful in addressing these issues. If we cannot successfully continue as a going concern, our stockholders may lose their entire investment in our common stock. Our ability to obtain additional funding will determine our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We expect to incur additional losses in the future that will require us to raise funding

We have incurred a cumulative operating loss of $14,669,335 through September 30, 2006. Our losses have resulted principally from costs incurred in research and development activities related to our efforts to develop IodoZyme® (a bovine teat sanitizer product), IoGen and other potential product formulations, and from the associated administrative and patent costs. We expect to incur additional operating losses over the next several years and expect cumulative losses to increase. In the next few years, we do not anticipate generating material revenues.

Based on the current status of our development efforts, we will not receive revenues or royalties from commercial sales of our drugs under development for a significant number of years, if at all. For at least the next few years, we do not expect any revenues from products currently in development. We will therefore need to raise additional funding or enter into development relationships with corporate partners to sustain our operations. If we fail to achieve profitable operations, raise additional funding to cover losses, or enter into new corporate partner relationships, we will not be able to sustain operations.

Sales from our only product has ceased as our marketing partner has decided to discontinue offering it for sale

Our only source of product revenue has been from a licensing relationship with West Agro, Inc. covering IodoZyme. They have decided to terminate their collaboration with us. West Agro has purchased our remaining finished goods inventory of approximately $40,000 in the second quarter of 2006 and ceased selling IodoZyme after such finished goods inventory was sold.

We could go out of business and you may lose your investment if we are unable to commercialize a new product

Since our inception, we have engaged in limited business activities attempting to develop products based on our technology. To date, we have only commercialized one product, IodoZyme. IodoZyme sales have not been significant enough to support our operations and have been discontinued. The development of our other product opportunities will require further capital investments, development and regulatory approvals. We may be faced with problems, delays, expenses and difficulties, which are typically encountered by companies in an early stage of development, many of which may be beyond our control. These include, but are not limited to, unanticipated problems and costs related to development, regulatory compliance, production, marketing, economic and political factors and competition. If we are not able to commercialize a new product, we could go out of business and you may lose your investment.

We have terminated our relationship with our corporate partner, Bioaccelerate, and if we are not able to enter into a new corporate licensing relationship covering IoGen, it will be difficult to commercialize IoGen

We estimate that the cost to complete the development of IoGen will be approximately $12 million. We entered into a corporate licensing relationship with Bioaccelerate to help fund the commercialization of IoGen. Because of Bioacclerate’s continuing financial difficulties, they have not been able to fund an escrow account which would provide the necessary resources to complete the ongoing Phase III clinical trial for IoGen. We sent a notice of default to Bioaccelerate regarding its failure to establish and fund the escrow as required by their agreement. Because Bioaccelerate failed to cure the existing defaults, the parties have terminated the agreement. Upon termination of the agreement, all rights to IoGen licensed to Bioaccelerate in the agreement revert back to Symbollon. Without Bioaccelerate’s financial assistance, we do not have enough resources to complete the clinical development of IoGen. Based on the present price and trading volume of our stock, it will be difficult for us to raise the additional capital to fund the development of IoGen which was to have been provided by Bioaccelerate. Given the large amount of resources required to complete the clinical development of IoGen, we will need to enter into a new licensing relationship to commercialize IoGen.

We have limited data that IoGen will effectively treat fibrocystic breast disease

We did not conduct any animal or human studies to evaluate the potential effectiveness of IoGen before launching the Phase II trial. The Phase II clinical trial that we completed in 2000 generated the first data regarding the effectiveness of IoGen. The primary purpose of the Phase II trial was to evaluate the safety of IoGen. We believe that the Phase II data concerning the drug’s effectiveness indicate that IoGen can successfully treat cyclic pain and tenderness associated with fibrocystic breast, but we need to establish IoGen’s effectiveness in two well-controlled phase III clinical trials. We estimate that our investment in the IoGen development program has exceeded $5 million. We expensed these development costs as incurred. We do not have the necessary resources to fund further clinical trials for IoGen. If we are not able to secure the necessary resources by entering into a relationship with a corporate partner or by raising funds, our financial situation may force us to discontinue the IoGen development program.

If we cannot establish a new corporate relationship or we cannot raise additional funds, then we will have to limit or cease our future activities

We have adequate cash resources to continue our base operations through September 2006. However, we do not have sufficient resources to pay for the ongoing IoGen Phase III clinical trial or any other remaining development activities required to commercialize IoGen. We will require substantial additional funds to pay for the ongoing clinical development of IoGen or if we decide to pursue the development of additional products. We currently estimate that approximately $12 million will be required over the next three years to complete the clinical development of IoGen.

We intend to seek additional funds for such future product development through public or private financing or collaborative or other arrangements with corporate partners. We believe that before we can enter into any significant new relationships, we will have to generate clinical results on our potential drugs. Our limited financial resources may require us to finance the cost of generating these results. We have had difficulty raising funds. During 2004, we attempted to raise approximately $2 million. We were only able to raise approximately $820,000. During 2005, we sold 1,642,795 shares of Class A Common Stock for gross proceeds of $853,957 (aggregate net proceeds were $800,585) in an offering exclusively to foreign investors pursuant to Regulation S. During 2006, Symbollon sold 4,536,304 shares of Class A Common Stock and 3,743,853 warrants for gross proceeds of $3,902,343 (aggregate net proceeds were $3,676,116) in private placements to accredited investors. During 2007, Symbollon has sold 43,828 shares of Class A Common Stock and 32,871 warrants for gross proceeds of $34,262 (aggregate net proceeds were $34,262) in a private placement to accredited investors.

Our common stock was delisted from the Nasdaq SmallCap market in December 2002. Our common stock is currently traded on the OTC Bulletin Board, is thinly traded, and is subject to the “penny stock rules.” There is very little market support for our common stock. So long as these conditions exist, future financings will continue to be difficult. This could impact the terms and conditions upon which we are able to sell securities and raise funds. In light of the lack of support for our common stock price, any funds raised through equity financing would likely be at below market and dilutive to our existing stockholders. If adequate funds are not available when needed, we would be forced to limit the scope of our development or perhaps cease operations. We cannot assure you that we will be able to raise the necessary financing on acceptable terms, or at all, or succeed in entering into a successful corporate partnering relationship. As indicated above, our registered independent accountant’s report on our financial statements includes a “going concern” qualification.

We lack the resources to conduct the necessary clinical trials required prior to commercial sales of our potential drugs

Any drug candidates we develop will require significant additional research and development efforts, including extensive preclinical (animal and in vitro data) and clinical testing and regulatory approval, prior to commercial sale. Our only active drug development effort is IoGen. Our ability to conduct the necessary clinical trials for IoGen for the indication of breast pain depends on our generating the resources required to pay for this from future revenues, financings or licensing or collaboration relationships. We may not be able to generate the necessary financial resources or enter into the necessary relationships.

We may lose control over development and commercialization of drugs after we license them

A key element of our strategy has been to fund most of our product development programs through collaborative agreements with larger pharmaceutical companies. As part of these licensing relationships we may have to grant to the other party control over the development and commercialization process. For example, a potential corporate partner may be responsible for:

•	conducting preclinical and clinical trials;
•	obtaining required regulatory approvals of drug candidates;
•	manufacturing any resulting products; and
•	commercializing any resulting products.

The potential corporate partner may not be obligated to develop or commercialize any drug candidates under the collaboration. The potential corporate partner alone could control the amount and timing of resources dedicated by it to the program. Accordingly, the potential corporate partner would control the development program. Moreover, the potential corporate partner may view certain drug candidates developed utilizing Symbollon’s technology as competitive with its own drugs or drug candidates. Accordingly, the potential corporate partner may develop its existing or alternative technologies in preference to the drug candidates based on our technology. In addition, the potential corporate partner may have the right to terminate the relationship at any time. Without the involvement of a corporate partner, our limited resources would severely hamper our ability to develop a product.

If a competitive drug is marketed to treat fibrocystic breast disease prior to IoGen, then the potential market opportunity for IoGen will be adversely affected

The only drug approved by the FDA for the treatment of fibrocystic breast disease is danazol, a masculinizing hormone. We are aware of a few companies developing drugs for the treatment of fibrocystic breast disease. If any of these competitors receive marketing approval for their drug compounds before we do, they may achieve a significant competitive advantage by being first to market and through certain marketing exclusivity rights, which could extend up to seven years. This would delay our ability to receive marketing approval.

If the FDA does not allow us to use the Mimetix patient data, then the cost of the IoGen clinical development will increase significantly

The FDA has informed us that prior to filing for marketing approval for IoGen, we must successfully complete two Phase III efficacy trials, one two-year toxicity study in rodents and dose approximately 1,500 patients. We currently estimate that approximately $12 million will be required over the next three years to complete the clinical development of IoGen. This estimate assumes that we will be able to submit to FDA certain patient data we obtained from Mimetix, Inc. in 2004. If FDA does not accept the Mimetix patient data, then the cost of the IoGen clinical development will significantly increase to approximately $20 million. This would also delay our ability to receive marketing approval.

We may be sued for product liability in the future and our liability insurance may not be adequate to cover the situation

We may be held liable if any product we develop in the future, or any product which is made with the use of any of our technologies, causes injury or is found otherwise defective during product testing, manufacturing, marketing or sale. Although we have product liability insurance, we may not have insurance coverage sufficient in amount and scope against potential liabilities or the claims may be excluded from coverage under the terms of the policy. Our liability could exceed our total assets. Further, product liability insurance is becoming increasingly expensive. As a result, we may not be able to obtain sufficient amounts of insurance coverage, obtain additional insurance when needed, or obtain insurance at a reasonable cost, which could prevent or inhibit the commercialization of our products or technology. Any claims against us, regardless of their merit or eventual outcome, could have a serious and adverse effect upon our business.

We have no marketing experience within our company

Although we have no present plans to do so, we may, in the future, determine to directly market certain of our proposed products. We have no marketing experience and significant additional capital expenditures and management resources would be required to develop a direct sales force. In the event we elect to engage in direct marketing activities, we might have difficulty obtaining the requisite funds or attracting and retaining the human resources necessary to successfully market any products.

We depend on two of our employees for our future success; the loss of either of them could adversely effect our ability to succeed

Our success depends to a significant extent on the performance and continued service of two of our employees, our Chief Executive Officer, President and Chief Financial Officer, Mr. Paul C. Desjourdy and our Chief Scientific Officer, Jack H. Kessler, Ph.D. The loss of the services of either of our senior officers would disrupt our operations and would adversely effect our efforts to commercialize new products while we worked to replace those employees. We do not maintain "key man" life insurance on any of our employees. As a result, if any of our key employees were to die or become unable to provide services for us, our operations would be disrupted and we would have no means of recovering any resulting losses.

Because our iodine-based products may stain or corrode some surfaces, potential applications for our products may not be possible

An important aspect of our present and future product candidates is that they must be compatible with the surfaces with which they come into contact. We have ceased efforts to develop products that clean germs from certain medical and dental instruments as a result of staining and corrosion caused by the required concentrations of iodine in the formulations. We continue to investigate the balance between the level of efficacy and the need to avoid staining and corrosion. For any proposed product application, staining or corrosion from a product candidate could be sufficient to limit or forestall regulatory approval or, if approved, could adversely affect market acceptance of such product. We might not be successful in overcoming these staining and corrosion problems.

Our use of hazardous materials in our development and commercial efforts exposes us to material potential liability

Our manufacturing and development activities involve the controlled use and shipment of hazardous chemicals and other materials. Although we believe that our safety procedures for handling, shipping and disposing of such materials comply with the standards prescribed by federal, state and local regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. There can be no assurance that current or future environmental or transportation laws, rules, regulations or policies will not have a material adverse effect on us.

We may never receive a benefit from our net operating losses

We have not recognized any benefit from the future use of existing NOL carryforwards. We have not recognized any such benefit because our evaluation of all the available evidence does not indicate that it is more likely than not that we will generate sufficient future taxable income to realize such benefit. We had federal income tax NOL carryforwards of approximately $12.3 million at December 31, 2005. Our NOL carryforwards will begin to terminate in 2008 to the extent they have not been used to reduce taxable income prior to such time. Our ability to use our NOL carryforwards to reduce taxable income is dependent upon, among other things, our not experiencing an "ownership change" of more than 50 percent during any three-year testing period as defined in the Internal Revenue Code. While we have not made the necessary determination, we likely have experienced an ownership change in the past, and, if not, could very likely experience an ownership change from future sales of our securities. If we have, or if we do, experience an ownership change of more than 50 percent as defined in the Internal Revenue Code, it could substantially limit the availability of our NOL carryforwards.

RISKS RELATED TO THIS OFFERING AND OUR STOCK

"Penny Stock" rules may make buying or selling our securities difficult

Trading in our securities is subject to the SEC's "penny stock" rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

Our securities have been thinly traded on the over-the-counter bulletin board, which may not provide liquidity for our investors

Our securities are quoted on the Over-the-Counter Bulletin Board. The Over-the-Counter Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASDAQ Stock Market or other national or regional exchanges. Securities traded on the Over-the-Counter Bulletin Board are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. The Securities and Exchange Commission's order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the Over-the-Counter Bulletin Board. We are dependent on professional market markers to facilitate trading of our securities on the Over-the-Counter Bulletin Board . If market makers do not register to trade our securities there, stockholders may not have a public market for the purchase and sale of our securities. Quotes for stocks included on the Over-the-Counter Bulletin Board are not listed in newspapers. Therefore, prices for securities traded solely on the Over-the-Counter Bulletin Board may be difficult to obtain and holders of our securities may be unable to resell their securities at or near their original acquisition price, or at any price.

Investors must contact a broker-dealer to trade over-the-counter bulletin board securities. As a result, you may not be able to buy or sell our securities at the times that you may wish

Even though our securities are quoted on the Over-the-Counter Bulletin Board, the Over-the-Counter Bulletin Board may not permit our investors to sell securities when and in the manner that they wish. Because there are no automated systems for negotiating trades on the Over-the-Counter Bulletin Board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders (an order to buy or sell a specific number of shares at the current market price) it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and its execution.

We do not intend to pay dividends in the foreseeable future, therefore, you may never see a return on your investment

We do not anticipate the payment of cash dividends on our common stock in the foreseeable future. We anticipate that any profits from our operations will be devoted to our future operations. Any decision to pay dividends will depend upon our profitability at the time, cash available and other factors. Therefore, our stockholders may never see a return on their investment.

We may sell additional shares in the future, which could cause the price of our securities to decline

We currently have 93,750,000 shares of Class A Common Stock, 1,250,000 shares of Class B Common Stock and 5,000,000 shares of preferred stock authorized. Accordingly, we have substantial amounts of authorized but unissued capital stock. Our Certificate of Incorporation, as amended, and applicable provisions of Delaware law provide that we may issue authorized capital stock at the approval of our Board of Directors, and no stockholder vote or other form of stockholder approval is required for us to issue such capital stock. Consequently, we could issue shares of either class of our common stock or our preferred stock in connection with future financings or acquisitions or in conjunction with equity compensation arrangements. The offering prices in connection with those future issuances could be less than the current sales prices of our securities. Any future issuances of any of our securities could cause the trading price of our securities to decline.

We may sell additional shares in the future, which may cause existing stockholders significant dilution

The sale of shares to fund future operations and continued clinical development of our proposed products, which sales will likely have to be at or below market, will have a dilutive impact on our stockholders. As a result, our net income per share, if any, could decrease in future periods, and the market price of our common stock could decline. In addition, the lower our stock price at the time we sell additional shares, the more shares we will have to issue. If our stock price decreases, then our existing stockholders would experience greater dilution when we sell shares.

Resales of our shares in the public market could adversely affect the market price for our stock

We are registering for resale by selling stockholders up to 10,352,630 shares of our common stock representing approximately 60.9% of our total outstanding common stock assuming full exercise of the 4,432,345 warrants held by selling stockholders. Also, a substantial number of shares issued in our 2005 Regulation S offering are eligible for resale under Rule 144 (under which, in the case of Symbollon, generally a person who has beneficially owned for at least one year shares acquired in a transaction exempt from registration, or a person who may be deemed to be an affiliate of Symbollon, is entitled to sell within any 3-month period a number of shares that does not exceed 1% of the then outstanding shares of common stock; and after two years non-affiliates can freely re-sell). If we are able to sell additional shares to meet our pressing need for financing, these purchasers would likely also receive registration rights. Resales of substantial numbers of shares (including shares purchased at less than current market prices) pursuant to this or future resale registration statements or even under Rule 144 are likely to cause our common stock price to decline. Such sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate and thus inhibit our ability to raise additional needed capital.

The anticipation of significant sales of our stock in this offering could result in short selling by third parties, which could cause our stock price to decline

The anticipation of significant sales by the selling shareholders could result in short sales by third parties. If there is not a corresponding demand for our stock, then our stock price would decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. We generally use words such as "believe," "may," "could," "will," "intend," "expect," "anticipate," "plan," and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in “Risks Factors” or described elsewhere in this report. Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and our future results, levels of activity, performance or achievements may not meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this document to conform these statements to actual results or to changes in our expectations, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 relating to the shares of Common Stock offered by the selling stockholders, of which this prospectus is a part. This prospectus does not contain all of the information in the registration statement and the exhibits that were filed with the registration statement. For further information with respect to us and the shares, we refer you to the registration statement and the exhibits that were filed with the registration statement.

Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330.

The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding us and other registrants that file electronically with the SEC. The address of the site is www.sec.gov.

You may also request a copy of our filings at no cost by writing or telephoning us at:

Symbollon Pharmaceuticals, Inc.
37 Loring Drive
Framingham, MA 01702
Attention: Mr. Paul C. Desjourdy,
President
(508) 620-7676

USE OF PROCEEDS

The selling stockholders will receive of the proceeds from the sale of the shares offered for sale by them under this prospectus. We will receive none of the proceeds from the sale of the shares by the selling stockholders, except upon exercise of the warrants currently outstanding. In that case, we could receive a maximum of $5,040,682, which it is currently anticipated we would use for the ongoing clinical development of IoGen and for working capital needs.

We will bear all expenses incident to the registration of the shares of our common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling stockholders. Any transfer taxes payable on these shares and any commissions and discounts or other fees payable to underwriters, agents, brokers or dealers will be paid by the selling stockholders.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Price Range of Securities

Our Class A Common Stock has traded on the OTC Bulletin Board under the symbol “SYMBA.OB” There can be no assurance that we will continue to be quoted on the OTC Bulletin Board. The following sets forth the high and low sales prices for the Class A Common Stock for each of the quarterly periods during fiscal 2006, 2005 and 2004, as reported by the OTC Bulletin Board.

	Fiscal 2006		Fiscal 2005		Fiscal 2004
	High	Low	High	Low	High	Low

First quarter	$1.50	$0.77	$1.70	$0.95	$5.00	$0.17
Second quarter	2.50	1.35	1.95	1.15	2.25	1.10
Third quarter	1.80	1.00	1.80	0.80	2.45	1.01
Fourth quarter	1.23	0.75	1.58	0.65	2.00	1.10

There are no outstanding shares of our Class B Common Stock.

Approximate Number of Equity Security Holders

Based upon information supplied by our transfer agent, we believe that there were over 300 record holders of our Class A Common Stock as of January 19, 2007.

Dividends

We have never paid a cash dividend on any class of our common stock and anticipate that for the foreseeable future any earnings will be retained for use in our business and, accordingly, we do not anticipate the payment of cash dividends in the foreseeable future.

SELECTED FINANCIAL DATA

You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The statement of operations data set forth below for the years ended December 31, 2005 and 2004 and the balance sheet data as of December 31, 2005 and 2004 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data set forth below for the nine months ended September 30, 2006 and 2005 and the balance sheet data as of September 30, 2006 and 2005 have been derived from our unaudited financial statements included elsewhere in this prospectus. These historical results are not necessarily indicative of results to be expected for any future period.

	Nine Months Ended September 30,		Years Ended December 31,

	2006	2005	2005	2004

Total Revenues	$39,833	$428,319	$449,627	$159,510
Net Loss	(1,857,584)	(329,307)	(645,973)	(2,647,108)
Net Loss Per Share	(.23)	(.05)	(.09)	(.53)

Working Capital	658,698	766,207	436,950	521,900
Total Assets	1,229,031	1,339,995	1,073,932	1,114,818
Accumulated Deficit	(14,669,335)	(12,495,085)	(12,811,751)	(12,165,778)
Total Shareholders Equity	1,029,010	1,168,378	828,403	948,342

Total Number of Issued Common Shares	9,241,237	7,777,556	7,323,661	6,114,761

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements because of certain factors, including, but not limited to, those presented below or described above in “Risk Factors.”

Overview

We are a specialty pharmaceutical company. We have a formulation iodine-based proprietary technology that has potential product applications in the areas of infection control and women’s healthcare. In 1995, we launched our first commercial product, IodoZyme. Through September 30, 2006, it has generated approximately $2.8 million in sales. IodoZyme is no longer being sold by our marketing partner.

Since 2000, we have concentrated our product development efforts on the proposed product application for the treatment of fibrocystic breast disease. We believe we have adequate cash reserves to continue base operations through 2007. In order for us to continue the clinical development of IoGen, we must raise additional resources and secure a new development partner. If we cannot secure additional resources and secure a new development partner before existing resources are exhausted, we will have to curtail or cease operations.

Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of our company as a going concern. We had a net loss of $645,973 and $1,857,584 and negative cash flows from operations of $898,465 and $1,129,562 for the year ended December 31, 2005 and nine months ended September 30, 2006, respectively. At December 31, 2005 and September 30, 2006, we also had an accumulated deficit of $12,811,751 and $14,669,335, respectively, and working capital of $436,950 and $658,698, respectively. These factors raise substantial doubt as to our ability to continue as a going concern.

The application of the going concern concept is dependent upon our ability to receive continued financial support from our creditors, stockholders and external investors. In August 2006, our licensing agreement covering IoGen was mutually terminated. Without a licensing partner, we will need to secure a new partner to help complete the development and commercialization of IoGen. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities in other than the normal course of operations. Management plans to obtain equity and debt financing from external investors and to actively pursue a new partner to help complete the development and commercialization of IoGen. In June and August 2006, Symbollon raised net aggregate proceeds of $1,342,500 in a private placement of 1,366,500 shares of its Class A common stock and a like number of warrants. In December 2006 and January 2007, Symbollon raised net aggregate proceeds of $2,368,038 in a private placement of 3,213,632 shares of its Class A common stock and warrants for 2,410,224 shares.

Management believes the plan described above will be sufficient to meet our liabilities and commitments as they become payable through September 30, 2006. There can be no assurance that management's plan will be successful. Failure to obtain the support of additional external investors to finance our operations will cause us to curtail and may require us to cease operations and will impair our ability to continue as a going concern.

Critical Accounting Policies and Estimates

The following is a discussion of the more significant accounting policies and methods we use.

Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions. On an on-going basis, we evaluate our estimates related to the useful lives of fixed and intangible assets. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition - The Company recognizes revenue from its product sales and corporate partnerships in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition.” Under these guidelines, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services rendered, the price is fixed or determinable and payment is reasonably assured. As discussed further below, the Company has assessed collectibility under the Bioaccelerate arrangement as being uncertain and recognized revenue upon cash receipt.

Research and Development Expenses - Research and development expenses are expensed as incurred.

Long-lived assets - Long-lived assets, such as intangible assets and property and equipment are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value.

Results of Operations

Three and Nine Months Ended September 30, 2006 Compared to Three and Nine Months Ended September 30, 2005

Symbollon's net loss for the three-month period ended September 30, 2006 was $663,043, reflecting an increase of $701,438 from a net income of $38,395 in the comparable 2005 period. Symbollon's net loss for the nine-month period ended September 30, 2006 was $1,857,584, reflecting an increase of $1,528,277 from a net loss of $329,307 in the comparable 2005 period. The increased loss for such periods resulted primarily from increased clinical development expenses related to IoGen, salaries and related costs and facility expenses previously allocated to manufacturing, and consulting and other service expenses. We expect to continue to incur operating losses for the foreseeable future.

Product revenues from sales of IodoZyme (our bovine teat santizer product) for the three and nine-month periods ended September 30, 2006 were $0 and $39,833, respectively, compared to $23,025 and $37,761 in the comparable 2005 periods. In March 2005, West Agro, Inc., our exclusive marketing partner for IodoZyme, informed Symbollon that it planned to discontinue selling the product after the disposition of the remaining finished goods inventory. During the three months ended June 30, 2006 West Agro purchased the remaining finished goods inventory.

Research and development expenses for the three and nine-month periods ended September 30, 2006 were $314,421 and $946,325, respectively, reflecting an increase of $147,499 and $501,287, from the research and development expenses in the comparable 2005 period. The increase for the three and nine-month periods resulted primarily from increased clinical trial expenses associated with the initiation of our Phase III study for IoGen and increased salary and related costs and facility expenses previously allocated to manufacturing. As we continue the clinical development of IoGen and other compounds, we anticipate that our research and development expenses will increase.

General and administrative expenses for the three and nine-month periods ended September 30, 2006 were $356,943 and $924,212, respectively, reflecting an increase of $340,758 and $528,058, from the general and administrative expenses in the comparable 2005 periods. The increase in the general and administrative expenses for the three and nine-month periods ended September 30, 2006 was primarily due to increased salary and related costs, facility expenses previously allocated to manufacturing and consulting and other service expenses, including investor relations expenses. We anticipate that general and administrative expenses will remain at current levels for the remainder of 2006.

Our interest income for the three and nine-month periods ended September 30, 2006 was $8,321 and $12,953, respectively, reflecting an increase of $6,030 and $8,728, respectively, from the interest income in the comparable 2005 periods. The increase for the three and nine-month periods ended September 30, 2006 resulted from an increase in available funds for investment and an increase in interest rates available on invested funds.

Fiscal 2005 versus Fiscal 2004

Symbollon's net loss in fiscal 2005 was $645,973, reflecting a decrease of $2,001,135 or 75.6% from a net loss of $2,647,108 in fiscal 2004. This decreased loss resulted primarily from decreased clinical development expenses related to the expensing of certain intangible assets acquired from Mimetix Inc. and manufacturing costs associated with the production of clinical trial materials of IoGen, variable accounting for certain stock options, and increased research and development collaboration revenues from our IoGen corporate partner, partially offset by increased salaries and related employee expenses and facility expenses previously allocated to manufacturing.

Product revenues from sales of IodoZyme (our bovine teat sanitizer) decreased by $109,883 or 68.9% from $159,510 in fiscal 2004 to $49,627 in fiscal 2005. The decreased revenues resulted primarily from significantly decreased demand for IodoZyme. In March 2005, West Agro informed Symbollon that it planned to discontinue selling the product after the disposition of the remaining finished goods inventory. At December 31, 2005, finished goods inventory was approximately $40,000.

In April 2005, Symbollon and Bioaccelerate formed an exclusive worldwide licensing and co-marketing agreement for IoGen for the treatment of cyclic mastalgia associated with FBD. Under the terms of the agreement, Bioaccelerate is responsible for the development and commercialization expenses of IoGen. Pursuant to the agreement with Bioaccelerate, Bioaccelerate is required to fund an escrow account to cover the cost of the clinical development of IoGen. To date, Bioaccelerate has not funded the escrow account as required by the agreement. The Company has sent a notice of default to Bioaccelerate regarding its failure to establish and fund the escrow as required by the agreement. However, Bioaccelerate has paid Symbollon directly $400,000 for clinical cost incurred in 2005 under the agreement. Due to uncertainty concerning collectibility, the Company now recognizes revenue under this arrangement as cash is collected. As of December 31, 2005, the Company has incurred costs of $84,583 that are eligible for reimbursement, for which the Company has not recognized revenue.

Cost of goods sold for IodoZyme decreased by $93,651 or 65.9% from $142,110 in fiscal 2004 to $48,459 in fiscal 2005. The gross profit margin on product sales decreased from 10.9% in fiscal 2004 to 2.4% in fiscal 2005. The decreased profit margin resulted primarily from the writedown of finished goods to resale value.

Research and development expenses decreased by $753,808 or 51.3% from $1,470,046 in fiscal 2004 to $716,238 in fiscal 2005. The decrease resulted primarily from decreased clinical development expenses related to the expensing of $935,000 for clinical trial data acquired from Mimetix and manufacturing cost of approximately $161,000 associated with the production of clinical trial materials for the IoGen program, partially offset by increased cost associated with our ongoing Phase III clinical trial. As we continue the clinical development of IoGen and other compounds, we anticipate that our research and development expenses will increase.

General and administrative expenses increased by $28,325 or 4.7% from $605,409 in fiscal 2004 to $633,734 in fiscal 2005. The increase resulted primarily from increased salaries and related employee expenses. We anticipate that general and administrative expenses in 2006 will increase slightly based on anticipated increases in salaries and consulting services.

As a result of our repricing of stock options in November 2003, some of our outstanding stock options are subject to variable plan accounting which requires us to measure the intrinsic value of the repriced options through the earlier of the date of exercise, cancellation or expiration at each reporting date. Operating results for fiscal 2005 include a credit of $296,749 as a result of changes in the intrinsic value of these options, compared to an expense of $593,749 for fiscal 2004. We expect that compensation charges and credits may occur in the future based upon changes in the fair value of our stock options.

The Company’s interest income increased by $1,386 or 29.5% from $4,696 in fiscal 2004 to $6,082 in fiscal 2005. This increase resulted from an increase in interest rates throughout 2005.

Financial Condition, Liquidity and Capital Resources

We have funded our activities primarily through proceeds from private and public placements of equity securities. During 1999, we sold 836,685 shares of common stock, together with warrants for a like number of shares, in a private placement, realizing net proceeds of approximately $1,356,000. During 2000, we received net proceeds of approximately $1,761,000 from the exercise of 586,910 warrants issued as part of the 1999 private placement. During 2004, we sold 1,261,692 shares of common stock, together with 630,846 warrants, in a private placement, for net proceeds of approximately $634,000 in cash and approximately $186,000 in prepaid services for manufacturing, consulting and clinical trial expenses. During 2005, we sold 1,642,795 shares of Class A Common Stock for gross proceeds of $853,957 (aggregate net proceeds were $800,585) in an offering exclusively to foreign investors pursuant to Regulation S. From December 2005 through March 2006, we issued 615,461 shares of Class A common stock and a like number of warrants for $332,775 in cash and prepaid consulting services upon exercise of privately placed warrants. In June and August 2006, we sold 1,366,500 shares of common stock, together with warrants for a like number of shares, in a private placement, realizing net proceeds of approximately $1,342,340. In December 2006 and January 2007, Symbollon raised net aggregate proceeds of $2,368,038 in a private placement of 3,213,632 shares of its Class A common stock and warrants for 2,410,224 shares.

During 2006, we continued to incur operating losses and have incurred a cumulative loss through September 30, 2006 of $14,669,335. We also continue to have negative cash flow from operations of $1,129,562 for the nine months ended September 30, 2006. As of September 30, 2006, we had working capital of $658,698. Based on the funds raised in December 2006 and January 2007, we believe that we have the necessary liquidity and capital resources to sustain planned operations through the end the third quarter of 2007. On April 12, 2005, Symbollon entered into an exclusive worldwide licensing and co-marketing agreement covering the use of IoGen for the treatment of cyclic pain and tenderness in humans with Bioaccelerate. Under the terms of the agreement, Bioaccelerate was responsible for the development and commercialization expenses of IoGen. With the execution of the licensing agreement, we initiated a Phase III clinical trial for IoGen. Pursuant to the agreement with Bioaccelerate, Bioaccelerate was required to fund an escrow account to cover the cost of the clinical development of IoGen. We sent a notice of default to Bioaccelerate regarding its failure to establish and fund the escrow as required by the agreement. On August 23, 2006, the parties mutually terminated the agreement. Our planned operations for 2007 include completing the ongoing Phase III IoGen clinical trial and securing additional resources to sustain our operations and to complete the clinical development of IoGen. We may not, however, be able to raise such funding on acceptable terms, or at all. Any funding we do raise may be dilutive to existing stockholders. We estimate that it will cost approximately $12 million to complete the clinical development of IoGen. Until we secure additional financial resources, we will not be able to pursue significant clinical development of new product applications based on our technology. If we cannot secure additional resources before existing resources are exhausted, which is estimated to occur before the end of 2007, we will have to curtail or cease operations.

The report of our independent registered public accountants on our financial statements for the years ended December 31, 2005 and 2004 contains an explanatory paragraph, which indicates that we have incurred recurring losses and have an accumulated deficit that raises substantial doubt about our ability to continue as a going concern. This report is not viewed favorably by analysts or investors and may make it more difficult for us to raise additional debt or equity financing needed to continue our operations.

During 2007, we are committed to pay approximately $478,500 as compensation to our current executive officers and approximately $27,000 for lease payments on our facilities. We have no other material capital expenditures planned during fiscal 2007. At December 31, 2005, we had a net operating loss carryforward for federal income tax purposes of approximately $12,315,000 expiring at various dates through 2025 (from which, however, we may never receive a benefit).

Off Balance Sheet Arrangements

None.

BUSINESS

General Background

We are engaged in development and commercialization of proprietary iodine-based pharmaceutical agents and antimicrobials (collectively referred to as "applications"). Symbollon is a Delaware corporation incorporated in August 1993 and is the successor by merger to a Massachusetts corporation incorporated in May 1991, which was the successor by merger to an Illinois corporation, which was incorporated in July 1986. Following stockholder approval at the 2001 Annual Meeting of Stockholders, we changed our name from Symbollon Corporation to our current name.

The Company's Technology

Iodine has been shown to be a rapid acting, broad-spectrum antimicrobial and an effective therapeutic for certain pharmaceutical applications. We have developed proprietary iodine technology that Symbollon believes maximizes the “therapeutic index” of iodine. The “therapeutic index” of a drug is the ratio of the largest safe dose to the smallest effective dose. Our technology accomplishes this by controlling the ratio of molecular iodine (I2), to the other inactive species of iodine typically present in solution. We believe that this will enable us to produce iodine-based applications having advantages over currently available products.

Symbollon believes that our iodine-based technology has potential use in a number of product application areas. These applications can be grouped into women’s healthcare and infection control.

When used for infection control applications, we believe that the major strengths of our patented technology are the minimization of staining and color associated with traditional iodine products, broad spectrum of antimicrobial activity, rapidity of cidal activity, safe residues, no known resistance and no environmental disposal concerns. The primary weaknesses of our technologies are the inconvenience and cost of a multi-part delivery system and the potential for staining and corrosivity.

Concerning women’s healthcare, Symbollon believes that a relationship exists between iodine deficiency and the increased incidence of certain female health problems. These include some types of premenopausal breast cancer, fibrocystic breast disease (“FBD”) and endometriosis. We believe that the underlying causation of these problems relates to the monthly ovarian cycle and the proper functioning of the gonadotropic hormones.

Bovine Teat Sanitizer Product

During 1994, we co-developed a bovine teat sanitizer, marketed as “IodoZyme®”, with West Agro, Inc. of Kansas City, MO (“West Agro”), a subsidiary of the Tetra Laval Group and a leading manufacturer and distributor of iodophor-based products for dairy use. In January 1995, Symbollon and West Agro signed a marketing and supply agreement covering IodoZyme, and we began shipping IodoZyme to West Agro in early 1995. Pursuant to this agreement, West Agro was granted the exclusive worldwide right to market, distribute, promote and sell IodoZyme. Under the agreement, we manufacture and supply West Agro with IodoZyme in finished product form.

Total product sales for 2005 and 2004 from IodoZyme were $49,627 and $159,510, respectively. Our invoice terms are net 30 days. We had no orders for future delivery of IodoZyme at December 31, 2004. Net product sales by market are as follows:

Year ended December 31,	2005	2004

United States	$ 49,627	$ 120,010
United Kingdom	-	39,500

	$ 49,627	$ 159,510

In March 2005, West Agro informed Symbollon that it intends to place orders for approximately $90,000 of IodoZyme during 2005 and 2006 and that it plans to discontinue selling the product after the disposition of such finished goods inventory has been sold. West Agro purchased our remaining finished goods inventory of approximately $40,000 in the second quarter of 2006 and ceased selling IodoZyme after such finished goods inventory was sold.

Product Development

Since 2000, we have concentrated our product development work on the proposed product application for a treatment for fibrocystic breast disease. Symbollon spent approximately $716,000 and $1,470,000 on research and development during the years ended December 31, 2005 and 2004, respectively.

Given our limited financial resources, the uncertainty of the development effort and the necessity for regulatory approval, there can be no assurance of ultimate success with respect to any product development program or that resulting products, if any, will be commercially successful. Additionally, our limited resources will require substantial support for new business initiatives from corporate partners who would ultimately introduce the products into the marketplace.

Recent material developments in our ongoing programs are described below.

Women’s Healthcare

We have developed an oral dosage form of our technology which generates molecular iodine in situ in the stomach of the patient. We refer to this tablet as IoGen™. Based on the available scientific literature, we believe that IoGen may be effective in the prevention and treatment of certain female health problems, including some types of premenopausal breast cancer, FBD and endometriosis.

We have chosen to pursue a treatment for moderate to severe cyclic pain and tenderness (“mastalgia”) associated with FBD based, in part, on the published results covering previous independent third party testing conducted for this indication. Collectively, approximately 3,000 women afflicted with FBD have been orally administered various forms of iodine. The scientific literature includes data on over 1,500 of these women who were dosed with aqueous forms of iodine with reported clinical improvement in their symptoms occurring in 60% or greater of those women. In May 2004, we acquired certain asset from Mimetix, Inc., a privately held company, and other related parties, associated with their iodine development efforts in women’s healthcare for 550,000 shares of Symbollon’s Class A common stock. These assets include information on approximately 3,000 women with fibrocystic breast disease dosed with iodine, including the patient data from three clinical trials utilizing molecular iodine and the intellectual property covering their efforts, inclusive of eight issued US patents. We intend to submit the Mimetix patient data as part of our patient exposure requirement for IoGen.

FBD is a benign breast condition characterized by lumpiness, breast pain and tenderness. FBD affects approximately thirty-five percent of the women of childbearing age, which represents in the United States about 24 million women. It has been estimated that moderate to severe mastalgia occurs in approximately 11% of the women of childbearing age, or about 7.5 million women.

During 2000, Symbollon completed Phase I and Phase II trials evaluating IoGen. Since the completion of the Phase II trial, Symbollon has worked with the United States Food and Drug Administration (“FDA”) to reach an understanding concerning the remaining information that would be necessary for Symbollon to submit as part of its New Drug Application (“NDA”) covering Symbollon’s request for marketing approval of IoGen for the treatment of cyclic breast pain and tenderness (mastalgia) associated with FBD. The primary remaining activities required for the NDA include conducting two Phase III pivotal clinical trials, gathering exposure data on approximately 1,500 patients and conducting one two-year toxicity study in rodents.

In April 2005, Symbollon and Bioaccelerate Holdings, Inc. (“Bioaccelerate”) formed an exclusive worldwide licensing and co-marketing agreement for IoGen for the treatment of cyclic mastalgia associated with FBD. Under the terms of the agreement, Bioaccelerate was responsible for the development and commercialization expenses of IoGen through its wholly owned subsidiary, Amilar Pharmaceuticals, a specialty pharmaceutical company with development stage compounds in women’s health. Bioaccelerate had the primary responsibility for the commercialization of IoGen, and Symbollon was to oversee the future clinical development efforts necessary to seek marketing approval for IoGen. The parties would have share in any net profits upon commercialization. Pursuant to the agreement with Bioaccelerate, Bioaccelerate was required to fund an escrow account to cover the cost of the clinical development of IoGen. Bioaccelerate did not fund the escrow account as required by the agreement. However, Bioaccelerate did pay Symbollon directly $400,000 for clinical cost incurred in 2005 under the agreement. We sent a notice of default to Bioaccelerate regarding its failure to establish and fund the escrow as required by the agreement. Bioaccelerate did not cure the existing defaults. On August 23, 2006, the parties mutually terminated the licensing and co-marketing agreement. Upon termination of the agreement all rights to IoGen licensed to Bioaccelerate in the agreement reverted back to Symbollon.

During 2005, we began enrolling up to 175 subjects in a Phase III pivotal trial. The primary endpoint of the IoGen pivotal trial is a clinically significant reduction of the subject’s breast pain and tenderness using daily patient diaries. The secondary endpoint is a clinically significant reduction of the subject’s nodularity as measured by the physicians’ assessment. Symbollon estimates that enrollment of this Phase III trial will continue through the first half of 2007.

Other Potential Applications

We believe that our technology has potential applications in the development of a variety of human healthcare and other products such as dermatology, topical anti-infectives, oral care and hygiene products, wound care applications, and as a preventive for urinary tract infection. Given our limited resources, although certain preliminary research, development and regulatory activities may be undertaken by us in some of these potential product areas, our ability to fund the development and commercialization of such applications will depend in large part on entering into product development and commercialization agreements with corporate partners. During 2007, we intend to pursue clinical development of certain of these applications as resources allow.

Manufacturing and Supplies

The development and manufacture of our products are subject to good laboratory practices (“GLP”) and current good manufacturing practices (“cGMP”) requirements prescribed by the FDA and to other standards prescribed by the appropriate regulatory agency in the country of use. We did produce IodoZyme in our Framingham facility. We have limited in-house manufacturing capacity, and if we continue to perform manufacturing activities in-house, additional manufacturing space and equipment may be necessary if capacity needs increase. See “Description of Property.”

We do not presently have FDA certified facilities capable of producing quantities of human pharmaceutical products required for clinical trials or commercial production. We will need to rely on collaborators, licensees or contract manufacturers to produce such materials. There can be no assurance that we will be able to obtain an adequate supply of our product from a third party manufacturer, or that if such a supply can be obtained, that it will comply with GLP and cGMP, as applicable.

We believe that there are adequate sources of the raw materials required for commercial production and testing purposes. We have been and expect to continue to be able to obtain all materials needed for these purposes without any significant interruption or sudden price increase, although there can be no assurance thereof.

Marketing and Distribution

In accordance with the marketing and supply agreement signed with West Agro, West Agro is marketing and distributing IodoZyme, and has agreed to market and distribute other potential cleaners, sanitizers and disinfectants covered by the agreement to dairy farms and dairy processing plants as Symbollon’s exclusive distributor. The principal market for IodoZyme is dairy farms. West Agro has stopped selling IodoZyme after existing finished goods inventories were sold.

If we are able to develop any other products, we intend to market and distribute our potential products through others having pre-established marketing and distribution networks pursuant to contractual arrangements such as joint venture, licensing, distribution or similar collaborative agreements. The principal markets for the potential pharmaceutical and healthcare products include hospitals, medical offices, dental offices, dialysis centers, outpatient clinics and nursing homes.

Government Regulation

Our research and development activities and the production and marketing of our current and proposed products are subject to regulation by numerous governmental authorities in the United States and comparable state agencies. Foreign governments also regulate the development, production and marketing of products in their countries. The development, manufacturing and marketing of human pharmaceuticals are subject to regulation in the United States for safety and efficacy by the FDA in accordance with the Federal Food, Drug and Cosmetic Act. There can be no assurances that regulatory approvals or clearances will be obtained for any applications of our technology once developed, that if granted they will not be withdrawn or that other regulatory action might not have an adverse impact on the ability to market our proposed products.

In the United States, human pharmaceuticals are subject to rigorous FDA regulation including preclinical and clinical testing. The process of completing clinical trials and obtaining FDA approvals for a new drug is likely to take a number of years, requires the expenditure of substantial resources and is often subject to unanticipated delays. There can be no assurance that any proposed product will receive such approval on a timely basis, if at all.

The steps required before new products for use in humans may be marketed in the United States include (i) preclinical trials, (ii) submission to the FDA of an Investigational New Drug (“IND”) application, which must be approved before human clinical trials commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the product, (iv) submission of a New Drug Application (“NDA”) for a new drug to the FDA and (v) FDA approval of the NDA prior to any commercial sale or shipment of the product.

Preclinical tests include laboratory evaluation of product formulation, as well as animal studies (if an appropriate animal model is available) to assess the potential safety and efficacy of the product. Formulations must be manufactured according to cGMP and preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding GLP. The results of the preclinical tests are submitted to the FDA as part of an IND application and are reviewed by the FDA prior to the commencement of human clinical trials. There can be no assurance that submission of an IND application will result in FDA authorization to commence clinical trials. Clinical trials involve the administration of the investigational new drug to healthy volunteers and to patients under the supervision of a qualified principal investigator.

Clinical trials are typically conducted in three sequential phases, although the phases may overlap. In Phase I, the investigational new drug usually is administered to healthy human subjects and is tested for safety, dosage, tolerance, absorption, distribution, metabolism, excretion and pharmacokinetics. Phase II involves studies in a limited patient population to (i) determine the efficacy of the investigational new drug for specific indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. When an investigational new drug is found to be effective and to have an acceptable safety profile in Phase II evaluation, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical study sites. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specified time period, if at all, with respect to any of our proposed products subject to such testing. Furthermore, we or the FDA may suspend clinical trials at any time if the participants are being exposed to an unacceptable health risk. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, require additional testing or information, or require post-marketing testing and surveillance to monitor the safety of our proposed products.

All data obtained from development programs are submitted as an NDA to the FDA and the corresponding agencies in other countries for review and approval. FDA approval of the NDA is required before marketing may begin in the United States. Although the FDA’s policy is to review priority applications within 180 days of their filing, in practice longer times may be required. The FDA frequently requests that additional information be submitted, requiring significant additional review time. Essentially, all our proposed products will be subject to demanding and time-consuming NDA or similar approval procedures in the countries where we intend to market our proposed products. These regulations define not only the form and content of the development of safety and efficacy data regarding the proposed product, but also impose specific requirements regarding manufacture of the proposed product, quality assurance, packaging, storage, documentation and record keeping, labeling and advertising and marketing procedures. Effective commercialization also requires inclusion of our proposed products in national, state, provincial or institutional formularies or cost reimbursement systems.

In addition to regulations enforced by the FDA, we also are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential future federal, state or local regulations. Our research and development involves the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources.

In both domestic and foreign markets, our ability to commercialize our proposed product candidates will depend, in part, on the availability of reimbursement from third-party payers, such as government health administration authorities, private health insurers and other organizations. Third-party payers are increasingly challenging the price and cost-effectiveness of medical products. There can be no assurance that Symbollon-developed products will be considered cost effective. Significant uncertainty exists as to the reimbursement status of newly-approved medical products. Government and other third-party payers are increasingly attempting to contain medical costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. There can be no assurance that adequate third-party insurance coverage will be available for us to establish and maintain price levels sufficient for realization of an appropriate return on our investment in developing new therapies. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of our proposed therapeutic products, the market acceptance of these products would be adversely affected.

There have been a number of federal and state proposals during the last few years to subject the pricing of pharmaceuticals to government control and to make other changes to the medical care system of the United States. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payers for medical goods and services may take in response to any medical reform proposals or legislation. We cannot predict the effect medical reforms may have on our business, and no assurance can be given that any such reforms will not have a material adverse effect on us.

IodoZyme, the bovine teat dip manufactured by us, is subject to regulation by the FDA as an animal drug. Although a lengthy new animal drug application ("NADA") approval process is generally required prior to marketing an animal drug, under regulatory discretion afforded by the FDA, the agency does not currently require manufacturers of bovine teat sanitizers to undergo this process. The only current FDA requirements applicable to teat treatment manufacturers are compliance with the FDA's labeling, establishment registration, drug listing, and manufacturing requirements. We believe that we are in compliance with the current FDA requirements applicable to teat treatment manufacturers. However, in February 1993, the FDA issued draft guidelines setting forth the types of data necessary to demonstrate that a teat treatment is safe for the cow, effective and fulfills human food safety, manufacturing and environmental requirements. Testing of IodoZyme was not conducted in accordance with such guidelines. Future required compliance with these guidelines or other FDA requirements which may be adopted, the probability or scope of which cannot currently be ascertained by us, would have a significant adverse effect on the marketing of IodoZyme and, if a market for IodoZyme otherwise exists, on our results of operations. As disclosed above, West Agro has stopped selling IodoZyme after existing finished goods inventories were sold.

Patents and Proprietary Rights

We consider patent protection of our iodine technology to be critical to our business prospects. We currently hold twenty-two patents and one patent application in the United States relating to our technology. In addition, we hold patents and have filed a number of patent applications relating to our technology in foreign countries.

Listing of United States Patents

Patent Number	Title	Issue Date
4,937,072	“In Situ Sporicidal Disinfectant”	June 26, 1990

4,996,146	“Rapid Sterilization Enzymatic Process with Persistence”	February 26, 1991

5,055,287	“Methods to Control Color During Disinfecting Peroxidase Reactions”	October 8, 1991
5,227,161	“Method to Clean and Disinfect Pathogens on the Epidermis by Applying a Composition Containing Peroxidase, Iodide Compound and Surfactant”	July 13, 1993
5,370,815	“Viscous Epidermal Cleaner and Disinfectant”	December 6, 1994
5,389,385	“Treatment of Iodine Deficiency Diseases”	February 14, 1995
5,419,902	“Method for Inactivating Pathogens”	May 30, 1995
5,589,198	“Treatment of Iodine Deficiency Diseases”	December 31, 1996
5,629,024	“Method of Forming an Iodine Based Germicide Composition”	May 13, 1997

5,639,481	“Method for the Therapeutic Treatment of a Mammalian Eye”	June 17, 1997

5,648,075	“Iodine Based Germicidal Composition”	July 15, 1997

5,772,971	“Iodine-Based Microbial Decontamination System”	June 30, 1998

5,849,291	“Ophthalmic Non-Irritating Iodine Medicament”	December 15, 1998

5,885,592	“Method & Pharmaceutical Compositions for Oral Administration of Molecular Iodine”	March 23, 1999
5,910,318	“Treatment of Iodine Deficiency Diseases”	June 8, 1999
5,955,101	“Dry Starch-Iodine Pharmaceutical Formulations”	September 21, 1999
5,962,029	“Iodine Germicides that Continuously Generate Free Molecular Iodine”	November 5, 1999
6,019,970	“Treatment of Iodine Deficiency Diseases”	February 1, 2000
Re 36,605	“Reissue of 08/963,900 Method to Clean and Disinfect Pathogens”	March 7, 2000
6,248,335	“Stabilized Oral Pharmaceutical Composition Containing Iodide and Iodate”	June 19, 2001
6,261,577	“Non-Staining Topical Iodine Composition”	July 17, 2001
6,432,426	“Non-Staining Topical Iodine Composition and Method”	August 13, 2002

Much of the know-how of importance to our technology and many of our processes are dependent upon the knowledge, experience and skills, which are not patentable, of key scientific and technical personnel. To protect our rights to and to maintain the confidentiality of trade secrets and proprietary information, we require employees, Scientific Advisory Board members, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us. These agreements prohibit the disclosure of confidential information to anyone outside us and require disclosure and assignment to us of ideas, developments, discoveries and inventions made by such employees, advisors, consultants and collaborators while engaged by us. There can be no assurance, however, that these agreements will not be breached or that our trade secrets or proprietary information will not otherwise become known or developed independently by others. Also, to the extent that consultants or other third parties apply technological information independently developed by them or by others to our projects, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. We are required to pay royalties to a co-inventor on certain patents relating to our technology based on revenues received by us from sales of products falling within the scope of such patents.

Competition

Our proposed products and products incorporating our proposed products would compete with many other applications currently on the market. In addition, we are aware of other companies engaged in research and development of other novel approaches to applications in some or all of the markets identified by us as potential fields of application for our products. Many of our present and potential competitors have substantially greater financial and other resources and larger research and development staffs than we have. Many of these companies also have extensive experience in testing and applying for regulatory approvals. In addition, colleges, universities, government agencies, and public and private research organizations conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed, some of which may be directly competitive with our applications.

We are aware of a few companies that are or plan to develop drugs to treat FBD. Ascend Therapeutics, Herndon, Virginia, has completed phase II clinical trials using a selective estrogen receptor modulator to treat breast pain. FemmePharma, Inc., Wayne, Pennsylvania, is in preclinical testing evaluating a treatment for FBD. One other company, Mimetix Inc., has conducted human clinical trials in the United States and Canada utilizing an iodine-based compound for the treatment of FBD. We have purchased all of Mimetix’s assets, including their patient data and intellectual property, related to their iodine-based compound for the treatment of FBD. If any company receives marketing approval for its drug compound before we do, it could adversely affect our ability to receive marketing approval, or if approved, our ability to sell our product.

The bovine teat sanitizer market is currently dominated by iodophor products, which generally compete on the basis of price and the ratio of microbial killing power to total iodine. We believe that IodoZyme competes on the basis of its superior convenience and high ratio of killing power to total iodine. Additionally, IodoZyme, manufactured by us and sold by West Agro, competed directly with products currently being manufactured and sold by West Agro. As disclosed above, West Agro has stopped selling IodoZyme after existing finished goods inventories were sold.

Employees

On December 30, 2005, our two officers resigned from their employment with us in order to avail themselves of their contractual rights to limit Symbollon’s recourse to collect certain promissory notes to the stock pledged. On December 30, 2005, the two officers returned their pledged stock and the promissory notes were cancelled. Therefore, as of December 31, 2005, we had one full-time employee. On January 3, 2006, we rehired our two officers to full-time employment. As of January 19, 2007, we have 3 full time employees. We have relationships with and from time to time engage the services of university professors and other qualified consultants to assist us in technological research and development. None of our employees are currently represented by a labor union. Management considers its employee relations to be good. We believe that our future success is dependent to a significant degree on our being able to continue to attract and retain skilled personnel.

DESCRIPTION OF PROPERTY

We lease approximately 5,400 square feet of office, research and development and manufacturing space in Framingham, Massachusetts for a current base annual rental of approximately $41,000. The lease expires on August 31, 2007. As of December 31, 2006, future minimum payments under our non-cancellable operating lease total $27,000. We believe that this space is suitable and adequate for our current needs.

LEGAL PROCEEDINGS

We are not currently involved in any material legal proceedings, although claims may arise from time to time in the conduct of our operations. There can be no assurance at this time that any claims that may arise in connection with the conduct of our business will not materially adversely affect our business or operations, or divert our critical resources.

MANAGEMENT

Directors, Executive Officers, Promoters and Control Persons

Our executive officers and directors and their ages as of the date of this prospectus are as follow:

Name	Age	Position with the Company

Paul C. Desjourdy	45	President, Chief Executive Officer,
		Chief Financial Officer, General
		Counsel, Treasurer and Director

Jack H. Kessler, Ph.D.	56	Chief Scientific Officer, Secretary and
		Chairman of the Board of Directors

James C. Richards	59	Director

Eugene Lieberstein	67	Director

Richard F. Maradie	59	Director

Biographies of executive officers and directors

Paul C. Desjourdy, President, Chief Executive Officer, Chief Financial Officer, General Counsel, Treasurer and Director. Mr. Desjourdy has served as Chief Executive Officer since June 2005, President and General Counsel since December 1999, as Chief Financial Officer since July 1996, as Treasurer from May 1994, and as a director since August 1996. He held the titles of Chief Operating Officer of Symbollon from December 1999 to June 2005, Executive Vice President from July 1996 to December 1999, and Vice-President - Finance and Administration of Symbollon from September 1993 to June 1996. From September 1989 to September 1993, Mr. Desjourdy, a certified public accountant, was an attorney at the law firm of Choate Hall & Stewart.

Jack H. Kessler, Ph.D., Chairman of the Board of Directors, Chief Scientific Officer and Secretary. Dr. Kessler is our founder and has served as Chief Scientific Officer, Secretary, and a director since we moved to Massachusetts in May 1991, and as Chairman of the Board of Directors since May 1996. Dr. Kessler held the title of Chief Executive Officer of Symbollon from December 1999 to June 2005, Executive Vice-President from May 1991 to December 1999, and from our formation in Illinois in 1986 until 1991 Dr. Kessler was our sole stockholder and served as our sole officer and director. From January 1990 until May 1991, he served as principal systems engineer for Kollsman Manufacturing Company, a diagnostic instrument design and manufacturing company.

James C. Richards, Director. Mr. Richards has been our director since 1991. Currently, and since October 2000, Mr. Richards has been the President, Chief Executive Officer and a director of EdgeLight BioScience, Inc., a privately held company specializing in waveguide technologies. Dr. Richards was the President, Chief Executive Officer and a director of IntelliGene, Inc., a privately held company specializing in DNA probe technologies, from October 1995 to September 2000. Dr. Richards was the President and Chief Executive Officer of Symbollon from May 1991 to September 1995 and Treasurer of Symbollon from May 1991 to May 1994. Dr. Richards was the Managing Director and principal stockholder of Carlton Bio Venture Partners, a consulting firm specializing in financing and acquisition of healthcare, medical products and biotechnology companies from 1990 to 1991. Prior to that, Dr. Richards was the Director of business planning and development for Gene-Trak Systems, a joint venture originally between AMOCO Corporation and Integrated Genetics, Inc., engaged in developing diagnostic test devices using DNA probes for the healthcare and food industries, from 1986 to 1990.

Eugene Lieberstein, Director. Mr. Lieberstein has been our director since 1998. Mr. Lieberstein is a law partner at the law firm of Anderson Kill & Olick, P.C. specializing in patent procurement and litigation (Mr. Lieberstein and his firm serve as patent counsel for Symbollon) since March 2000. Mr. Lieberstein was a law partner at the law firm of Wyatt, Gerber, Meller and O’Rourke specializing in patent procurement and litigation (Mr. Lieberstein and his firm served as patent counsel for Symbollon) from 1993 to March 2000. Prior to that, Mr. Lieberstein was the patent Counsel for Union Carbide Corporation from 1970 to 1993.

Richard F. Maradie, Director. Mr. Maradie has been our director since 1998. Mr. Maradie has been retired since September 2000. Mr. Maradie was the Senior Vice President of Commercial Development of Oakwood Laboratories, a private biopharmaceutical company developing drug delivery technologies, from April 1998 to September 2000. Mr. Maradie was the President, Chief Executive Officer and a director of Novavax, Inc., a public biopharmaceutical company developing topical and oral drug delivery technologies, from March 1997 to August 1998. Mr. Maradie was the President, Chief Executive Officer and a director of Protyde Pharmaceuticals, Inc., a private biopharmaceutical company developing products for the diagnosis and treatment of cancer, from 1994 to 1997. Mr. Maradie was the Executive Vice President and Chief Operating Officer of Platelet Research Products, Inc., a private biopharmaceutical company developing therapeutic products derived from blood platelets, from to 1991 to 1994. Mr. Maradie was the President, Chief Operating Officer and a director of VimRx Pharmaceuticals, Inc., a public pharmaceutical company developing therapeutics based on natural products, from 1988 to 1991.

Number and Election of Directors; Independence

Pursuant to our Certificate of Incorporation, as amended, our Board of Directors, which currently consists of five members, is divided into three classes, designated Class I, Class II and Class III, each serving staggered three-year terms. The terms of the Class I (consisting of Mr. Desjourdy and Mr. Lieberstein), Class II (consisting of Dr. Richards and Mr. Maradie) and Class III (consisting of Dr. Kessler) directors will expire at the 2009, 2007 and 2008 Annual Meetings of Stockholders, respectively.

Messrs. Lieberstein, Maradie and Richards are “independent directors” under the current NASDAQ stock market listing standards. See “Transactions with Related Persons, Promoters and Certain Control Persons” below.

General Information Concerning the Board of Directors and its Committees

Our Board of Directors currently has three committees, the Executive, Compensation and Audit Committee.

Executive Committee. The Executive Committee exercises all the powers and authority of the Board of Directors in the management and affairs of Symbollon between meetings of the Board of Directors, to the extent permitted by law. The current members of the Executive Committee are Messrs. Kessler (Chairman), Desjourdy and Richards.

Audit Committee. The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to shareholders and others, the system of internal control which management has established, our process for monitoring compliance with laws and regulations, the independence of the outside auditors and the audit process. It is the general responsibility of the Audit Committee to advise and make recommendations to the Board of Directors in all matters regarding our accounting methods and internal control procedures. Specific duties of the Audit Committee are set forth in its charter. The current members of the Audit Committee are Messrs. Richards (Chairman), Maradie and Lieberstein. One member of the Audit Committee, Mr. Maradie, is “independent” under the current NASDAQ stock market listing standards and SEC rules for audit committee member independence; the other two members are not independent under these standards and rules. We do not have an audit committee financial expert serving on the Audit Committee because the Board of Directors believes that the current composition of the committee is adequate to fulfill its oversight responsibilities in light of the simplicity of our financial statements and accounting procedures. Because our shares are not currently listed on a national securities exchange or national securities association, we are not subject to a requirement that each member of the Audit Committee be independent or that we have an audit committee financial expert.

Compensation Committee. The Compensation Committee reviews and recommends to the Board of Directors remuneration arrangements and compensation plans for our executives. The current members of the Committee are Messrs. Maradie (Chairman), Richards and Lieberstein.

We do not have a nominating committee. The Board of Directors believes that the current size of our Board does not necessitate a separate nominating committee. Our Board of Directors, of which three of the five members are “independent directors” under the current NASDAQ stock market listing standards, is responsible for determining the slate of directors nominees for election by stockholders. Our other two directors, Messrs, Desjourdy and Kessler, are not “independent directors” under the current NASDAQ stock market listing standards.

There are no family relationships among any of our directors, officers or key employees.

EXECUTIVE COMPENSATION

Summary Compensation

The following tables set forth certain information relating to compensation paid by us for each of our last two completed fiscal years to our executive officers (including our principal executive officer) whose annual compensation exceeded $100,000 for the last completed fiscal year (the “Named Executive Officers”). Only those columns which call for information applicable to us or the Named Executive Officers for the periods indicated have been included in such tables.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Total ($)

Paul C. Desjourdy (1) (2)	2006	$265,000		$642,267 (3)	$907,267
Chief Executive Officer, President,	2005	$237,500	$50,000		$287,500
Chief Financial Officer and Treasurer

Jack H. Kessler (1) (2)	2006	$190,000		$437,188 (3)	$627,188
Chief Scientific Officer, Executive	2005	$220,000			$220,000
Vice President and Secretary

__________________________
(1)
For information on the limited recourse loan repayment resulting from Messrs. Desjourdy’s and Kessler’s resignation on December 30, 2005 (they were rehired January 3, 2006), see “Transactions With Related Persons, Promoters and Certain Control Persons” below.

(2)	Dr. Kessler was Chief Executive Officer until June 2005, when Dr. Desjourdy became Chief Executive Officer.
(3)
Messrs. Desjourdy and Kessler were issued options to purchase 600,000 and 420,000 shares of Class A common stock, respectively, on January 3, 2006 (options vest one-third each of the first three anniversaries, are exercisable at $0.87 per share and have a 10 year term) and options to purchase 400,000 and 260,000 shares, respectively, on December 29, 2006 (options vest 250,000 and 200,000, respectively, on date of grant and one-third of the remainder over each of the first three anniversaries, are exercisable at $0.90 per share and have a 10 year term). The aggregate grant date fair value of these options, computed in accordance with FAS 123R (see the “Stock-Based Compensation” footnotes to our financial statements below), is reflected in the table.

Employment Agreements

On January 3, 2006, the Company entered into new employment agreements with Paul C. Desjourdy to serve as its Chief Executive Officer, Chief Financial Officer and President and Jack H. Kessler to serve as its Chief Scientific Officer. Both agreements expire in December 2008. In 2006, Mr. Desjourdy and Dr. Kessler received salaries of $265,000 and $190,000 per annum, respectively. Both Executive Officers have agreed to devote their full time and best efforts to fulfill their duties and responsibilities to Symbollon. They will be entitled to participate in employee benefit plans.

We have the right to terminate the agreements for Cause (as defined therein) or as a result of the Executive Officers' death or Permanent Disability (as defined therein). The Executive Officers have the right to terminate their agreements on account of their Constructive Discharge (as defined therein). Except in the case of termination for Cause, upon early termination of their agreements, the Executive Officers shall be entitled to receive their salaries plus fringe benefits for a period of 12 months from the date of termination and any bonuses prorated through the date of termination.

Both Executive Officers have agreed not to disclose to anyone our confidential information during the term of their employment or thereafter and will not compete with us utilizing our proprietary information, know-how or trade secrets during the term of their employment or thereafter. All work, research and results thereof, including, without limitation, inventions, processes or formulae made, conceived or developed by the Executive Officers during the term of employment which are related to the business, research, and development work or field of operation of Symbollon shall be our property.

Dr. Kessler is a principal stockholder, officer and director of a company which has rights to use technology that he developed pertaining to contact lens disinfection. This technology, which is similar to our technology, is not expected to be assigned to us. As a result, use of our technology in the area of contact lens disinfection may require the prior consent of such other company or the then owner of such rights.

For information on our executive loan program for stock option exercises and the limited recourse loan repayment by Messrs. Desjourdy and Kessler pursuant thereto, see “Transactions with Related Persons, Promoters and Certain Control Persons” below.

Outstanding Equity Awards at Fiscal Year End

The following table set forth certain information with respect to the number of unexercised outstanding equity awards held by each Named Executive Officer on December 31, 2006.

Outstanding Equity Awards at Fiscal Year-End
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date

Paul C. Desjourdy	300,000	-0-	$0.275	11/21/2008
	-0-	600,000 (1)	$0.87	1/3/2016
	250,000	150,000 (2)	$0.90	12/29/2016

Jack H. Kessler	300,000	-0-	$0.275	11/21/2008
	-0-	420,000 (3)	$0.87	1/3/2016
	200,000	60,000 (4)	$0.90	12/29/2016
_____________________________
(1)	These options vest 200,000 shares each of the first three anniversaries from the grant date of January 3, 2006.
(2)	These options vest 50,000 shares each of the first three anniversaries from the grant date of December 29, 2006.
(3)	These options vest 140,000 shares each of the first three anniversaries from the grant date of January 3, 2006.
(4)	These options vest 20,000 shares each of the first three anniversaries from the grant date of December 29, 2006.

Director Compensation

Upon Board of Directors’ approval in May 1998, we no longer provide cash compensation to directors for attendance at board or committee meetings. Each non-employee director is entitled to receive on January 1st of each year an option (the "Annual Options") to purchase 10,000 (2,500 shares prior to 2007) shares of Common Stock at the then fair market value under our 2006 Non-Employee Directors’ Stock Option Plan. The Annual Options may only be exercised with respect to vested shares. One-half of the shares subject to such options vest on the first anniversary of the date of grant and the balance vest on the second anniversary of the date of grant. All directors will be reimbursed for ordinary and necessary travel expenses incurred in attendance at each board or committee meeting.

The following table set forth certain information with respect to the compensation of directors (other than Named Executive Officers) for our last completed fiscal year and (in the footnotes to the table) the aggregate number of option awards outstanding to each such director at fiscal year end.

Director Compensation
Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation ($)	Total ($)

James C. Richards	-0-	$1,772 (1) (2)	$40,000 (5)	$41,772

Richard F. Maradie	-0-	$1,772 (1) (3)	-0-	$1,772

Eugene Lieberstein	-0-	$1,772 (1) (4)	$50,536 (6)	$52,308
_____________________________
(1)
Represents an option to purchase 2,500 shares of Class A Common Stock granted on January 3, 2006 (options vest one-half each of the first two anniversaries; are exercisable at $0.87 per share and have a 10 year term. The aggregate grant date fair value of these options, computed in accordance with FAS 123R (see the “Stock-Based Compensation” footnotes to our financial statements below), is reflected in the table.

(2)
Dr. Richards has options having a 10 year term to purchase 57,500 shares outstanding at December 31, 2006 by grants on May 19, 2004 for 25,000 and annual grants of 2,500 each on the first business day of each year for an aggregate of 22,500 pursuant our 1995 Non-Employee Directors’ Stock Option Plan. In addition, he received a grant of options for 10,000 shares on the first business day of 2007 pursuant to our 2006 Non-Employee Directors’ Stock Option Plan.

(3)
Mr. Maradie has options having a 10 year term to purchase 55,000 shares outstanding at December 31, 2006 by grants on April 1, 1998 for 10,000, May 19, 2004 for 25,000 and annual grants of 2,500 each on the first business day of each year for an aggregate of 20,000 pursuant our 1995 Non-Employee Directors’ Stock Option Plan. In addition, he received a grant of options for 10,000 shares on the first business day of 2007 pursuant to our 2006 Non-Employee Directors’ Stock Option Plan.

(4)
Mr. Lieberstein has options having a 10 year term to purchase 55,000 shares outstanding at December 31, 2006 by grants on April 1, 1998 for 10,000, May 19, 2004 for 25,000 and annual grants of 2,500 each on the first business day of each year for an aggregate of 20,000 pursuant our 1995 Non-Employee Directors’ Stock Option Plan. In addition, he received a grant of options for 10,000 shares on the first business day of 2007 pursuant to our 2006 Non-Employee Directors’ Stock Option Plan.

(5)	Mr. Richards served as a consultant during 2006.
(6)	Mr. Lieberstein provided legal services, either personally or through his firm, Anderson Kill & Olick, P.C., in which law firm he is a partner, during 2006.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

During 2006, we paid an aggregate of approximately $50,500 for legal services to one of our directors, Eugene Lieberstein or to Anderson Kill & Olick, P.C., of which law firm he was a partner.

During 2006, we paid an aggregate of $40,000 for consulting services to one of our directors, James Richards.

We exchange office space for services with a company owned by the spouse and in-law of one of our officers and directors, Mr. Desjourdy. Mr. Desjourdy is also a director in the other company. The estimated annual value for 2006 of the relationship is $9,600.

In May 2000, the Board of Directors approved an executive loan program pursuant to which our executives could borrow from us up to $500,000 each for the purpose of exercising stock options. Under the program, any borrowings would be evidenced by a promissory note bearing interest at the applicable federal rate and secured by the underlying shares purchased. In the event the executive’s employment with us is terminated prior to December 31, 2005, and the market value of the pledged shares on the date of such termination is less than the principal and accrued but unpaid interest under the note at such time, then our sole recourse for payment of the note would be the pledged shares.

In January 2001, Messrs. Desjourdy and Kessler exercised options to purchase 251,614 and 211,281 shares of Common Stock, respectively, pursuant to our executive loan program. The principal amounts of the promissory notes for Messrs. Desjourdy and Kessler were $448,915 and $385,645, respectively.

On December 30, 2005, Messrs. Desjourdy and Kessler resigned from their employment with Symbollon in order to avail themselves of their contractual rights to limit our recourse to collect the promissory notes to the pledged stock. On December 30, 2005, Messrs. Desjourdy and Kessler returned their stock (having a then market value of $193,743 and $162,686, respectively, and the promissory notes were cancelled. The officers were subsequently rehired on January 3, 2006 under new employment agreements. For information concerning employment agreements with and options granted to or held by our officers, see “Executive Compensation”.

On December 29, 2006 and January 16, 2007, we completed private placements to accredited investors for an aggregate of 3,213,632 shares of Class A common stock and 2,410,224 redeemable warrants for gross proceeds of $2,570,106 (aggregate net proceeds were $2,368,038). Mr. Anthony Cantone and his wife purchased 750,000 shares and 562,500 redeemable warrants for gross investment of $600,000 in the financing. Mr. Cantone and his firm, Cantone Research, Inc., received $194,099 in brokerage commissions and 592,859 redeemable warrants for services related to the financing. After the completion of the financing, Mr. Cantone, including shares and warrants held by himself, his wife and his broker/dealer securities firm, held 870,400 shares and 1,155,359 redeemable warrants.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of January 19, 2007 for (i) each of the our directors, (ii) each of the Named Executive Officers (as defined in “Executive Compensation”), (iii) all our directors and executive officers as a group and (iv) each person known by us to own beneficially 5% or more of the outstanding shares of Common Stock:

Name and Address of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned	Percent of Class (2)
Anthony J. Cantone (3)	2,025,759	14.8%
Dr. Jack H. Kessler (4)(5)	925,233	7.0%
Paul C. Desjourdy (4)(6)	925,200	6.9%
Richard M. Lilly (7)	638,202	5.0%
Dr. James C. Richards (4)(8)	224,951	1.8%
Eugene Lieberstein (4)(9)	123,618	*
Richard F. Maradie (4)(10)	53,750	*
All Executive Officers and Directors as a Group (5 persons) (11)	2,252,752	15.9%
____________________________________________
* Less than 1% of the Common Stock outstanding.
(1)	All shares are beneficially owned and sole voting and investment power is held by the persons named, except as otherwise noted.
(2)
Based upon 12,569,869 shares of Common Stock but also reflecting as outstanding, with respect to the relevant beneficial owner, the shares which that beneficial owner could acquire upon exercise of options exercisable within 60 days.

(3)
Includes currently exercisable warrants to purchase 558,097 shares of Common Stock owned directly by Mr. Cantone, 125,000 shares and warrants to purchase 93,750 shares of Common Stock owned by his wife, which Mr. Cantone may be considered to beneficially own, and to have shared investment and voting power with respect to, warrants to purchase 503,512 shares of Common Stock owned by Cantone Research, Inc., a securities broker/dealer owned by Mr. Cantone. The address of Mr. Cantone is c/o Cantone Research, Inc., 766 Shrewsbury Avenue, Tinton Falls, NJ 07724.

(4)	The address of Directors Kessler, Richards, Desjourdy, Maradie and Lieberstein is c/o Symbollon Pharmaceuticals, Inc., 37 Loring Drive, Framingham, MA 01702.
(5)	Includes 1,100 shares owned by his minor child and currently exercisable options to purchase 640,000 shares of Common Stock.
(6)	Includes currently exercisable options and warrants to purchase 780,000 shares of Common Stock.
(7)
Includes currently exercisable warrants to purchase 81,346 shares of Common Stock, 13,000 shares owned by his minor children and 5,500 shares owned by his wife, which Mr. Lilly may be considered to beneficially own, and to have shared investment and voting power with respect to. The address of Mr. Lilly is 11300 Sundance Lane, Boca Raton, FL 33428.

(8)	Includes currently exercisable options to purchase 46,250 shares of Common Stock.
(9)	Includes currently exercisable options and warrants to purchase 61,442 shares of Common Stock.
(10)	Includes currently exercisable options to purchase 53,750 shares of Common Stock.
(11)	Includes currently exercisable options to purchase 1,581,442 shares of Common Stock held by executive officers and directors as a group.

SELLING STOCKHOLDERS

This prospectus covers offers and sales by the selling stockholders of the shares of our common stock, including shares issuable upon exercise of warrants, issued: (1) in our private placements occurring in 2004, 2006 and 2007, (2) pursuant to warrants exercised in 2006 and (3) in certain consulting relationships.

The table below lists the selling stockholders, shows the shares of common stock beneficially owned by each of the selling stockholders as of January 19, 2007 and the shares offered for resale by each of the selling stockholders. Beneficial ownership includes shares which the selling stockholders can acquire upon exercise of warrants (all of which are currently exercisable) or of options exercisable currently or within 60 days after January 19, 2007. Our registration of these shares does not necessarily mean that any selling stockholder will sell all or any of its shares of common stock. The “Beneficial Ownership After Offering” columns in the table assume that all shares covered by this prospectus will be sold by the selling stockholder and that no additional shares of common stock are bought or sold by the selling stockholder. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office or other material relationships with us.

The information provided in the table below is from the selling stockholders, reports furnished to us under rules of the SEC, and our stock ownership records.

	Beneficial Ownership Prior to Offering					Beneficial Ownership After Offering
Name of Selling Stockholder	Shares (1)	Shares Underlying Warrants (2)	Total Shares Ownership	% of Total Shares	Total # of Shares Offered	Shares	%
Renaissance US Growth Investment Trust PLC	250,000	250,000	500,000	3.9%	500,000	-0-	*
BFS US Special Opportunities Trust PLC	250,000	250,000	500,000	3.9%	500,000	-0-	*
Renaissance Capital Growth & Income Fund III, Inc.	250,000	250,000	500,000	3.9%	500,000	-0-	*
Premier RENN US Emerging Growth Fund Ltd.	250,000	250,000	500,000	3.9%	500,000	-0-	*
Richard M. & Tina D. Lilly (3)	556,856	81,346	638,202	5.0%	144,038	494,164	3.9%
Eugene Lieberstein (4)	115,926	7,692	123,618	*	23,076	100,542	*
Paul C. Desjourdy (5)	895,200	30,000	925,200	6.9%	90,000	835,200	6.3%
Jack H. Kessler (6)	925,233	-0-	925,233	7.0%	60,000	865,233	6.6%
Russell R. Desjourdy (7)	100,000	45,000	145,000	1.2%	45,000	100,000	*
Gopen Family Trust (12/12/96)	30,000	30,000	60,000	*	30,000	30,000	*
Douglas C. Spitz	35,500	10,500	46,000	*	35,500	10,500	*
James C. Richards (8)	224,951	-0-	224,951	2.4%	60,000	164,951	1.3%
Cale W. Carson	70,000	30,000	100,000	1.1%	70,000	30,000	*
Mark R. Tausher	30,000	10,000	40,000	*	30,000	10,000	*
Michael L. Miller	7,614	2,538	10,152	*	7,614	2,538	*
Alan Kotowich	112,115	57,115	169,230	1.8%	102,115	67,115	*
Jeffrey T. Payne	30,000	10,000	40,000	*	30,000	10,000	*
J. Scott Payne	30,000	10,000	40,000	*	30,000	10,000	*
Gabriel S. Miller Trust	36,500	11,875	48,375	*	34,375	14,000	*
Roger D. Bozarth	75,000	25,000	100,000	1.1%	75,000	25,000	*
Bruce Cohen IRA	30,000	10,000	40,000	*	30,000	10,000	*
Joseph E. Lundy	45,000	15,000	60,000	*	45,000	15,000	*

Ronald L. Miller (9)	200,000	63,250	263,250	2.1%	179,250	84,000	*
Robert Abrahams (10)	56,720	15,385	72,105	*	46,155	25.950	*
Alvin H. & Barbara E. Hausner	30,000	10,000	40,000	*	30,000	10,000	*
Basic Investors, Inc.	103,500	136,560	240,060	1.9%	136,560	103,500	*
Janet Stuart	2,000	2,000	4,000	*	2,000	2,000	*
Robert Kiken	66,253	770	67,023	*	16,155	50,868	*
Tony Chamoun	50,000	-0-	50,000	*	30,000	20,000	*
Kelly Black	148,300	15,000	163,300	1.3%	15,000	148,300	1.2%
Bruce J. & Sandra K. Nielsen Revocable Trust Dated 2/23/98	57,000	49,000	106,000	*	106,000	-0-	*
Richard Settducati	25,000	25,000	50,000	*	50,000	-0-	*
G.A. VonRosenberg	12,500	12,500	25,000	*	25,000	-0-	*
Frank D. Messina	12,500	12,500	25,000	*	25,000	-0-	*
William F. Schmidl	100,000	100,000	200,000	2.1%	200,000	-0-	*
Melchior Ancona	12,500	12,500	25,000	*	25,000	-0-	*
John T. & Margaret T. Sheehan	37,500	34,375	71,875	*	71,875	-0-	*
Jeffrey Magram	14,500	14,500	29,000	*	29,000	-0-	*
Daniel J. Hogarty Jr.	25,000	25,000	50,000	*	50,000	-0-	*
Anthony S. Mamo	12,500	12,500	25,000	*	25,000	-0-	*
Kathleen Belz	60,000	60,000	120,000	1.3%	120,000	-0-	*
Michael & Irene Alter	42,000	42,000	84,000	*	84,000	-0-	*
Walter L. Downey	80,000	60,000	140,000	1.1%	140,000	-0-	*
Nathan Schwartz	12,500	9,375	21,875	*	21,875	-0-	*
Gary B. & Louisa D. Killian	12,500	9,375	21,875	*	21,875	-0-	*
Victor Polakoff	30,000	27,860	57,860	*	57,860	-0-	*
John F. Kullerstrand IRA	6,250	4,688	10,938	*	10,938	-0-	*
John L. Sills	12,500	9,375	21,875	*	21,875	-0-	*
Mitchell R. & Nancy P. Setzer	12,500	9,375	21,875	*	21,875	-0-	*
David L. Reklau	12,500	9,375	21,875	*	21,875	-0-	*
David V. & Karen B. Montieth	20,000	15,000	35,000	*	35,000	-0-	*
John W. Edmonds III Family Trust	20,000	15,000	35,000	*	35,000	-0-	*
John Cantone	12,500	9,375	21,875	*	21,875	-0-	*
Tim MacRae	12,500	9,375	21,875	*	21,875	-0-	*
Barbara A. Musso	12,500	9,375	21,875	*	21,875	-0-	*
Peter J. L. Daniels	44,000	33,000	77,000	*	77,000	-0-	*
Ronald Goodwin	12,500	9,375	21,875	*	21,875	-0-	*
Joe Y. Pitts, Jr.	12,500	9,375	21,875	*	21,875	-0-	*
James Traicoff	12,500	9,375	21,875	*	21,875	-0-	*
Azriel Nagar	12,500	9,375	21,875	*	21,875	-0-	*
Robert E. Cowley	12,500	9,375	21,875	*	21,875	-0-	*
Edward J. Cardillo	12,500	9,375	21,875	*	21,875	-0-	*
Frank Dukat IRA Acct # 14548155	12,500	9,375	21,875	*	21,875	-0-	*
Gregory A. Armbruster	62,500	46,875	109,375	*	109,375	-0-	*
William A. & Suzanne P. Waack	12,500	9,375	21,875	*	21,875	-0-	*
Geoffrey D. Cant	16,000	12,000	28,000	*	28,000	-0-	*
Michael Lee Hailey Revocable Trust	12,500	9,375	21,875	*	21,875	-0-	*
William B. & Carole H. Telfair	30,000	22,500	52,500	*	52,500	-0-	*
John D. Elzner	12,500	9,375	21,875	*	21,875	-0-	*
Secure Acquisition Financial Entity LP	125,000	93,750	218,750	1.7%	218,750	-0-	*
John A. Slipek	12,800	9,600	22,400	*	22,400	-0-	*
Carol L. Rhodes	31,252	23,439	54,691	*	54,691	-0-	*
John C. Schleyer	12,500	9,375	21,875	*	21,875	-0-	*

John F. Kullerstrand	16,000	12,000	28,000	*	28,000	-0-	*
John Bridges, Sr.	17,500	13,125	30,625	*	30,625	-0-	*
The Goodrich Family Trust	12,500	9,375	21,875	*	21,875	-0-	*
Raymond Doremus	12,500	9,375	21,875	*	21,875	-0-	*
Kenneth A. Wright Living Trust	12,500	9,375	21,875	*	21,875	-0-	*
Howard M. Bergtraum	30,000	22,500	52,500	*	52,500	-0-	*
Jeffrey M. Walters	12,500	9,375	21,875	*	21,875	-0-	*
Ralph A. Ferro	12,500	9,375	21,875	*	21,875	-0-	*
Steve B. & Brenda E. Bomgardner	16,000	12,000	28,000	*	28,000	-0-	*
John W. Crow	12,500	9,375	21,875	*	21,875	-0-	*
Oleg Kouznetsov & Irina Kouznetsova	12,500	9,375	21,875	*	21,875	-0-	*
Roberta G. Marcus	12,500	9,375	21,875	*	21,875	-0-	*
Hubert D. & Mary P. Meeks	40,000	30,000	70,000	*	70,000	-0-	*
Morris E. Franklin Sr.	12,500	9,375	21,875	*	21,875	-0-	*
William H. Owen	30,000	22,500	52,500	*	52,500	-0-	*
Annetta Hoffman	31,252	23,439	54,691	*	54,691	-0-	*
Daniel E. Morocco	12,500	9,375	21,875	*	21,875	-0-	*
Richard Molinsky	52,000	39,000	91,000	*	91,000	-0-	*
Christine P. Gefken	25,000	18,750	43,750	*	43,750	-0-	*
David & Bernard Zimmel	30,000	22,500	52,500	*	52,500	-0-	*
Richard M. & Bernadette J. Supan	25,000	18,750	43,750	*	43,750	-0-	*
Hoy A. Moose Jr.	20,000	15,000	35,000	*	35,000	-0-	*
Anthony J. Cantone (11) (12)	745,400	558,097	1,303,497	9.9%	1,183,097	120,400	*
Ronald Krempasky	12,500	9,375	21,875	*	21,875	-0-	*
Joyce C. Kalemeris	12,500	9,375	21,875	*	21,875	-0-	*
Hamilton C. Fish	16,000	12,000	28,000	*	28,000	-0-	*
Ralph H. Grunwald	12,500	9,375	21,875	*	21,875	-0-	*
Jeffery S. & Kimberly L. Hinkle	20,000	15,000	35,000	*	35,000	-0-	*
Edward J. & Mary Ann Hudachek	12,500	9,375	21,875	*	21,875	-0-	*
Richard Johnson	16,000	12,000	28,000	*	28,000	-0-	*
James J. Young	12,500	9,375	21,875	*	21,875	-0-	*
Alan & Lori A. Matthes	12,500	9,375	21,875	*	21,875	-0-	*
Gordon L. Reamey	12,500	9,375	21,875	*	21,875	-0-	*
Edward H. Gross	32,000	24,000	56,000	*	56,000	-0-	*
Dale W. Miller & Melanie C. Trevino	12,500	9,375	21,875	*	21,875	-0-	*
Wayne W. Roe	12,500	9,375	21,875	*	21,875	-0-	*
Robert E. Gonzalez	12,500	9,375	21,875	*	21,875	-0-	*
Gary A. Smith	12,500	9,375	21,875	*	21,875	-0-	*
Peter H. & Gloria P. Ferber	20,000	15,000	35,000	*	35,000	-0-	*
Gloria M. Mayster	20,000	15,000	35,000	*	35,000	-0-	*
Jay B. & Judith S. Kanter	16,000	12,000	28,000	*	28,000	-0-	*
Maxwell C. Hamlyn	16,000	12,000	28,000	*	28,000	-0-	*
David H. Benaderet	100,000	75,000	175,000	*	175,000	-0-	*
M.Brandt & Joyce C. Bower Family Revocable Trust DTD 06/04/1997	12,500	9,375	21,875	*	21,875	-0-	*
Wendall Jim Hatland IRA Account # 39685930	12,500	9,375	21,875	*	21,875	-0-	*
T. Michael Rahaim IRA Account # 49517856	62,500	46,875	109,375	*	109,375	-0-	*

Christine L. Cantone IRA Account # 2055-9780	125,000	93,750	218,750	1.7%	218,750	-0-	*
John T. Bloom, Jr.	44,000	33,000	77,000	*	77,000	-0-	*
Bruce A. Caldwell	50,000	37,500	87,500	*	87,500	-0-	*
James Schriver	12,500	9,375	21,875	*	21,875	-0-	*
John McCombie	12,500	9,375	21,875	*	21,875	-0-	*
Robert L. Boxer & Susan S. Rodio	16,000	12,000	28,000	*	28,000	-0-	*
Melvin R. Green	12,500	9,375	21,875	*	21,875	-0-	*
Matthew Fiorilli	125,000	93,750	218,750	1.7%	218,750	-0-	*
William E. & Helen M. Embry	100,000	75,000	175,000	1.4%	175,000	-0-	*
Kenneth W. Embry	12,500	9,375	21,875	*	21,875	-0-	*
Byron S. Mavrelis	12,500	9,375	21,875	*	21,875	-0-	*
Gary Mintz	40,000	30,000	70,000	*	70,000	-0-	*
Kenneth A. Kranz	12,500	9,375	21,875	*	21,875	-0-	*
Joseph Graziosi	20,000	15,000	35,000	*	35,000	-0-	*
Joseph Fishman	31,250	23,437	54,687	*	54,687	-0-	*
John Benjamin Rinehart	12,500	9,375	21,875	*	21,875	-0-	*
Joni A. Yoswein	25,000	18,750	43,750	*	43,750	-0-	*
Manish Patel & Roopal M. Karia-Patel	15,000	11,250	26,250	*	26,250	-0-	*
Marc D. Weber	12,500	9,375	21,875	*	21,875	-0-	*
Stanley E. Ginsberg	12,500	9,375	21,875	*	21,875	-0-	*
Bobby Nedbalek	35,000	26,250	61,250	*	61,250	-0-	*
Peter M. Graff	12,500	9,375	21,875	*	21,875	-0-	*
Whitman Family Trust	12,500	9,375	21,875	*	21,875	-0-	*
John F. McGillicuddy	62,500	46,875	109,375	*	109,375	-0-	*
Patsy A. Ragonese III	20,000	15,000	35,000	*	35,000	-0-	*
James Friar	30,328	22,746	53,074	*	53,074	-0-	*
Cantone Research, Inc. (12)	-0-	503,512	503,512	3.9%	503,512	-0-	*
Leeb Brokerage Services, Inc.	-0-	8,000	8,000	*	8,000	-0-	*
Hugh & Rosemarie Deane	-0-	8,000	8,000	*	8,000	-0-	*
Maxwell Smith	-0-	400	400	*	400	-0-	*
Raymond Cattonar	-0-	1,200	1,200	*	1,200	-0-	*
Steven Berke	-0-	400	400	*	400	-0-	*
Kevin Lyons	-0-	342	342	*	342	-0-	*
David Silverstein	-0-	2,000	2,000	*	2,000	-0-	*
Santo Chiarelli	-0-	4,000	4,000	*	4,000	-0-	*
Total					10,352,630
* Less than 1% of the common stock outstanding.
(1)	Exclusive of shares underlying warrants.
(2)
Upon the exercise of warrants previously issued as part of a 2004 private placement, we issued from December 2005 through March 2006 (in addition to shares) 615,461 warrants exercisable at a price of $0.65 per share until February 28, 2009. On June 2, 2006 and August 21, 2206, we sold in private placements an aggregate of 1,366,500 shares of Class A common stock and a like number of warrants exercisable at a price of $1.00 per share through August 21, 2011. On December 29, 2006 and January 16, 2007, we sold in private placements an aggregate of 3,213,632 shares of Class A common stock and 2,410,224 warrants exercisable at a price of $1.20 per share through December 29, 2011. The 3,776,744 shares issuable upon exercise of the warrants issued in the 2006 and 2007 private placements, plus an additional 655,621 shares issuable to placement agents upon exercise of warrants held by them, constitute the shares underlying warrants whose resale is covered by this prospectus. The resale of the shares underlying the 615,461 warrants issued from December 2005 through March 2006 is not covered by this prospectus.

(3)	The “Shares” column includes shares owned jointly by his wife, shares owned by Mr. Lilly’s revocable trust dated December 1, 1989 and includes 13,000 shares owned by his children.
(4)	Mr. Lieberstein is a Symbollon director and provides legal services to us. The “Shares” column includes currently exercisable options to purchase 53,750 shares of common stock.
(5)
Mr. Desjourdy is our President, Chief Executive Officer, Chief Financial Officer, General Counsel and Treasurer, and he is also a Symbollon director. The “Shares” column includes currently exercisable options to purchase 750,000 shares of common stock.

(6)	Dr. Kessler is our Chief Scientific Officer and Secretary, and he is also a Symbollon director. The “Shares” column includes currently exercisable options to purchase 640,000 shares of common stock.
(7)	Russell Desjourdy is the brother of our President, Paul C. Desjourdy.
(8)	Dr. Richards is a Symbollon director and provides consulting services to us. The “Shares” column includes currently exercisable options to purchase 46,250 shares of common stock.
(9)	The “Shares” column includes shares owned by his wife, shares owned by his wife’s IRA and shares owned by his IRA.
(10)	The “Shares” column includes shares owned by his IRA.
(11)	The “Shares column includes shares owned by his IRA.
(12)	See “Transactions with Related Persons, Promoters and Certain Control Persons” above for information on the placement agent fees received in connection with our private placements.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock covered by this prospectus for the selling stockholders. As used in this prospectus, "selling stockholders" includes the donees, pledgees, transferees or others who may later hold a selling stockholder's interest. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. A selling stockholder may, from time to time, sell all or a portion of its shares of common stock on the OTC Bulletin Board or on any national securities exchange or automated inter-dealer quotation system on which our common stock may be listed or traded, or in private transactions, or otherwise, at prices then prevailing or related to the current market price or at negotiated prices. One or more underwriters on a firm commitment or best efforts basis may sell the shares of common stock directly or through brokers or dealers or in a distribution. The methods by which the shares of common stock may be sold include:

o ordinary brokerage transactions and transactions in which the broker solicits purchasers or through market-makers;

o a block trade (which may involve crosses) in which the broker or dealer engaged will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block, as principal, to facilitate the transaction;

o purchases by a broker or dealer, as principal, and resales by such broker or dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o privately-negotiated transactions;

o short sales or transactions in put or call options or other rights or hedging transactions (whether exchange-listed or otherwise) established after the effectiveness of the registration statement of which this prospectus is a part;

o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

o a combination of any such methods of sale; and

o any other method permitted pursuant to applicable laws.

In addition, any of the shares of common stock that qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold in transactions complying with that Rule, rather than pursuant to this prospectus.

A selling stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed, if required, an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholder under this prospectus.

A selling stockholder also may transfer the shares of common stock or its interest in other circumstances, in which case the transferees, pledgees or other successive successors in interest (including, without limitation, a purchaser of a selling stockholder’s interest) will be the selling beneficial owner for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment, if required, to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholder under this prospectus.

The selling stockholders and any broker-dealers or agents participating in the distribution of our shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by any broker-dealer or agent and profit on any resale of shares of common stock may be deemed to be underwriting commissions under the Securities Act of 1933. Broker-dealers engaged by selling stockholders may arrange for other broker-dealers to participate in sales. For sales to or through broker-dealers, these broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares, or both. The commissions received by a broker-dealer or agent may be in excess of customary compensation. If a selling stockholder is deemed to be an "underwriter," the selling stockholder may have liability for the accuracy of the contents of this prospectus under the Securities Act of 1933.

At a time a particular offer of shares is made by a selling stockholder, a prospectus supplement, if required, will be distributed that will set forth the names of any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the selling stockholders and any other required information.

In connection with distributions of the selling stockholders' shares, or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or others prior to or after the effective time of the arrangement. These broker-dealers may engage in short sales of shares or other transactions in the course of hedging the positions assumed by them or otherwise. The selling stockholders may also:

o sell shares short and redeliver shares to close out short positions,

o enter into option or other transactions with broker-dealers or others that may involve the delivery to those persons the shares, and broker-dealers may resell those shares pursuant to this prospectus, and

o pledge the shares to a broker-dealer or others and, upon a default, these persons may effect sales of the shares pursuant to this prospectus.

We have advised the selling stockholders that open positions in shares of common stock covered by this prospectus prior to the registration statement, of which this prospectus is a part, being declared effective by the U.S. Securities and Exchange Commission may constitute a violation of Section 5 of the Securities Act of 1933. Each selling stockholders advised us that it did not have an open position in the common stock covered by this prospectus at the time of its response to our inquiry.

In order to comply with securities laws of some states, if applicable, the shares of our common stock may be sold only through registered or licensed broker-dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and complied with.

The selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including without limitation, Rule 102 under Regulation M. We have advised the selling stockholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market and have informed them that they must deliver copies of this prospectus. We are not aware, as of the date of this prospectus, of any agreements between any of the selling stockholders and any broker-dealers with respect to the sale of the shares of common stock covered by this prospectus. These provisions may limit the timing of purchases and sales of our common stock by the selling stockholders. All of the above may affect the marketability of our common stock.

The selling stockholders may offer all of the shares of our common stock for sale immediately. Because it is possible that a significant number of shares could be sold at the same time under this prospectus, these sales, or that possibility, may have a depressive effect on the market price of our common stock.

We will receive none of the proceeds from the sale of the shares of common stock by the selling stockholders, except upon exercise of warrants presently outstanding.

We will pay all costs and expenses incurred in connection with the registration under the Securities Act of 1933 of the shares of common stock offered by the selling stockholders, including all registration and filing fees, listing fees, printing expenses, and our legal and accounting fees. Each selling stockholder will pay all of its own brokerage fees and commissions, if any, incurred in connection with the sale of its shares of common stock. In addition, we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933.

We cannot assure you, however, that any of the selling stockholders will sell any or all of the shares of common stock they may offer.

DESCRIPTION OF SECURITIES

General

The authorized capital stock of Symbollon consists of:

- 93,750,000 shares of Class A Common Stock;
- 1,250,000 shares of Class B Common Stock; and
- 5,000,000 shares of Preferred Stock.

The following description of our capital stock does not purport to be complete and is governed by and qualified by our Amended Certificate of Incorporation and By-laws, which are included (by incorporation by reference) as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

As of January 19, 2007, there were 12,569,869 shares of Class A Common Stock issued and outstanding and no shares of Class B Common Stock or Preferred Stock outstanding.

Common Stock

The holders of both classes of our common stock have substantially identical rights except that the holders of the Class A Common Stock have the right to cast one vote for each share held of record and holders of the Class B Common Stock have the right to cast five votes for each share held of record in all matters submitted to a vote of holders of Common Stock. The Class A and the Class B Common Stock vote together as a single class on all matters on which stockholders may vote, including the election of directors, except when class voting is required by applicable law. There is no right to cumulative voting. Our Certificate of Incorporation provides for a classified Board of Directors; consisting of three classes, with one class being elected each year. This can have the effect of making it more difficult to rapidly change the composition of a majority of the Board.

The holders of both classes of our common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of both classes of our common stock are entitled to share ratably in all assets remaining after payment of liabilities. Neither class of our common stock has any preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to either class of our common stock.

The difference in voting rights described above increases the voting power of the Class B Common stockholders and accordingly has an anti-takeover effect. The fact that the Directors can issue the Class B Common Stock may make the Company a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, an unfriendly tender offer, a proxy contest, or the removal of incumbent management.

Preferred Stock

The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board in the resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of the series of Preferred Stock. It is to be expected that the holders of any series of the Preferred Stock, when and if issued, will have priority claims to dividends and to any distributions upon liquidation of the Company, and that they may have other preferences over the holders of the Class A Common Stock.

The Board may issue series of the Preferred Stock without action of the stockholders of the Company. Accordingly, the issuance of Preferred Stock may adversely affect the rights of the holders of the Class A Common Stock. In addition, the issuance of Preferred Stock may be used as an “anti-takeover” device without further action on the part of the stockholders. Issuance of Preferred Stock may dilute the voting power of holders of Class A Common Stock (such as by issuing Preferred Stock with super-voting rights) and may render more difficult the removal of current management, even if such removal may be in the stockholders best interests

LIMITATIONS ON OFFICER AND DIRECTOR LIABLITITY

Our Certificate of Incorporation provides that members of our Board of Directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

- for any breach of the director's duty of loyalty to the corporation or its stockholders;
- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- under Section 174 of the General Corporation Law of the State of Delaware; or
- for any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation also provides that if the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of members of our Board of Directors will be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

Our Certificate of Incorporation and By-laws also provide that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law. The indemnification provided by our Certificate of Incorporation and By-laws will not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by our Certificate of Incorporation, By-laws, by any agreement, by vote of our stockholders, by resolution of our directors, by provision of law or otherwise.

We have entered into an indemnification agreement with each of our directors and officers. Such agreement provides that we will indemnify them to the fullest extent permitted by applicable law against expenses, including reasonable attorneys' fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any civil or criminal action or administrative proceeding arising out of their performance of their duties as our directors or officers other than an action initiated by them. Such indemnification is available if the officer or director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

Under such indemnification agreement, the entitlement of a director or officer to indemnification is determined by a majority vote of a quorum of disinterested directors, or if such quorum either is not obtainable or so directs, by independent counsel or by the stockholders, as determined by such quorum of disinterested directors. Under certain circumstances, a party to the indemnification agreement is conclusively presumed to have met the applicable statutory standard of conduct unless our Board of Directors, stockholders or independent legal counsel determine that the relevant standard has not been met. If we have a change of control, the entitlement of such director or officer to indemnification is determined by independent counsel selected by such director or officer, unless such director or officer requests that either the Board of Directors or the stockholders make such determination.

We have also secured directors' and officers' liability insurance on behalf of our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons in accordance with the provisions contained in our Certificate of Incorporation and By-laws, Delaware law or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Paul C. Desjourdy, our General Counsel. Mr. Desjourdy also serves as our President, Chief Operating Officer, Chief Financial Officer and a member of the Board of Directors. Mr. Desjourdy owns Symbollon securities as set forth in “Security Ownership of Certain Beneficial Owners and Management” above and is a selling stockholder with respect to the securities set forth in “Selling Stockholders” above.

EXPERTS

The financial statements for the years ended December 31, 2005 and 2004, included in this prospectus and registration statement, have been audited by Vitale, Caturano & Company Ltd., independent registered public accountants, as indicated in their report (which includes an explanatory paragraph raising substantial doubt about Symbollon’s ability to continue as a going concern) with respect thereto, and are included herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

SYMBOLLON PHARMACEUTICALS, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Symbollon Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Symbollon Pharmaceuticals, Inc., as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symbollon Pharmaceuticals, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about the entity’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ /Vitale, Caturano & Company, Ltd.

VITALE, CATURANO & COMPANY, LTD.

February 16, 2006
Boston, Massachusetts

Symbollon Pharmaceuticals, Inc.

Balance Sheets

	Year Ended December 31,
	2005	2004

Assets

Current assets:
Cash and cash equivalents	$312,617	$427,124
Accounts receivable	234,583	-
Inventory	39,833	72,783
Prepaid expenses	95,446	188,469

Total current assets	682,479	688,376

Equipment and leasehold improvements, net of
accumulated depreciation and amortization	24,021	38,352

Other assets:
Patent and trademark costs, net of accumulated
amortization	365,068	385,726
Deposit	2,364	2,364

	$1,073,932	$1,114,818

Symbollon Pharmaceuticals, Inc.

Balance Sheets
(Continued)

	Year Ended December 31,
	2005	2004

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$16,999	$21,326
Accrued clinical development expenses	119,492	125,327
Deferred research and development collaboration revenue	84,583	-
Other current liabilities	24,455	19,823

Total current liabilities	245,529	166,476

Commitments (Notes 6, 7 and 10)

Stockholders’ equity:
Common stock, Class A, par value $.001 per share, 93,750,000 shares authorized, 7,323,661 and 6,114,761 shares issued and outstanding
as of December 31, 2005 and 2004, respectively	7,324	6,115
Convertible common stock, Class B, par value $.001
per share, 1,250,000 shares authorized and unissued	-	-
Preferred stock, par value $.001 per share, 5,000,000 shares
authorized and unissued	-	-
Additional paid-in capital	13,632,830	13,942,565
Accumulated deficit	(12,811,751)	(12,165,778)

	828,403	1,782,902
Common stock subscriptions receivable	-	(834,560)

Total stockholders' equity	828,403	948,342

	$1,073,932	$1,114,818

See accompanying notes to financial statements.

Symbollon Pharmaceuticals, Inc.

Statements of Operations

	Year Ended December 31,
	2005	2004

Revenue:
Net product sales	$49,627	$159,510
Research and development collaboration revenue	400,000	-

Total revenues	449,627	159,510

Operating expenses:
Cost of goods sold	$48,459	$142,110
Research and development costs	716,238	1,470,046
General and administrative expenses	633,734	605,409
Stock-based compensation from repriced options (1)	(296,749)	593,749

Total operating expenses	1,101,682	2,811,314

Loss from operations	(652,055)	(2,651,804)

Interest income	6,082	4,696

Net loss	$(645,973)	$(2,647,108)

Basic and diluted net loss per share of
common stock	$(0.09)	$(0.53)

Weighted average number of common shares
outstanding - basic and diluted	7,081,907	4,963,470

(1) The following summarizes the allocation of
stock-based compensation:
Cost of goods sold	$(125,513)	$220,285
Research and development costs	(58,173)	138,603
General and administrative expenses	(113,063)	234,861

Total	$(296,749)	$593,749

See accompanying notes to financial statements.

Symbollon Pharmaceuticals, Inc.

Statements of Stockholders’ Equity

	Common Stock				Common
	$.001 Par Value		Additional		Stock
	Class A		Paid-in	Accumulated	Subscriptions
	Shares	Amount	Capital	Deficit	Receivable	Total

Balance, December 31, 2003	4,196,204	4,196	$11,435,193	$(9,518,670)	$(834,560)	$1,086,159
Issuance of Shares – Acquired Research	550,000	550	934,450	-	-	935,000
Issuance of Shares – Equity Line	6,865	7	9,918	-	-	9,925
Issuance of Shares – Private Placement	1,261,692	1,262	820,355	-	-	821,617
Issuance of Shares – Consultants	100,000	100	148,900	-	-	149,000
Stock Based Compensation			593,749	-	-	593,749
Net loss for the year				(2,647,108)	-	(2,647,108)

Balance, December 31, 2004	6,114,761	6,115	$13,942,565	$(12,165,778)	$(834,560)	$948,342
Issuance of Shares – Warrant Exercise	4,000	4	2,596	-	-	2,600
Issuance of Shares – Foreign Stock Sale	1,642,795	1,643	798,942	-	-	800,585
Issuance of Shares – Consultants	25,000	25	19,573	-	-	19,598
Return of Shares – Executives Loans	(462,895)	(463)	(834,097)	-	834,560	-
Stock Based Compensation			(296,749)	-	-	(296,749)
Net loss for the year				(645,973)	-	(645,973)

Balance, December 31, 2005	7,323,661	7,324	$13,632,830	$(12,811,751)	$-	$828,403

See accompanying notes to financial statements.

Symbollon Pharmaceuticals, Inc.

Statements of Cash Flows

	Year Ended December 31,
	2005	2004
Cash flows from operating activities:

Net loss	$(645,973)	$(2,647,108)
Adjustments to reconcile net loss to net cash used in
operating activities:
Stock-based compensation	(296,749)	593,749
Issuance of securities for services rendered	19,598	336,317
Issuance of common stock for acquired research and development	-	935,000
Depreciation and amortization	54,216	53,726
Changes in operating assets and liabilities:
Accounts receivable	(234,583)	100,189
Inventory	32,950	(48,887)
Prepaid expenses	93,023	(160,875)
Accounts payable and other current liabilities	79,053	32,781
Net cash used in operating activities	(898,465)	(805,108)

Cash flows from investing activities:

Purchase of equipment and leasehold improvements	(4,005)	(1,442)
Patent and trademark cost additions	(15,222)	(28,448)
Net cash used in investing activities	(19,227)	(29,890)

Cash flows from financing activities:

Issuance of common stock and warrants	803,185	644,225
Net cash provided by (used in) financing activities	803,185	644,225

Net decrease in cash and cash equivalents	(114,507)	(190,773)

Cash and cash equivalents, beginning of period	427,124	617,897

Cash and cash equivalents, end of period	$312,617	$427,124

Supplemental information:
There were no payments made for interest or income taxes during 2005 or 2004.
See accompanying notes to financial statements.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

1. Description of Business and Basis of Presentation
Symbollon Pharmaceuticals, Inc. (formerly Symbollon Corporation) was formed to develop and commercialize proprietary iodine-based products for infection control and treatment in biomedical and bioagricultural industries.

The success of future operations is subject to a number of risks similar to those of other companies in the same stage of development. Principal among these risks are the Company’s cumulative operating losses, no assurance of profitable future operations, early state of market development, competition from substitute products or larger companies, dependence on key personnel and the uncertainty of additional future financing as needed.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of our company as a going concern. We had net losses of $645,973 and $2,647,108 and negative cash flows from operations of $898,465 and $805,108 for the years ended December 31, 2005 and 2004, respectively. At December 31, 2005, we had an accumulated deficit of $12,811,751 and working capital of $436,950. These factors raise substantial doubt as to our ability to continue as a going concern.

The application of the going concern concept is dependent upon the Company’s ability to receive continued financial support from the Company’s creditors, stockholders, external investors and IoGen commercialization partner. The Company has sent a notice of default to the IoGen partner regarding its failure to establish and fund the escrow as required by the licensing agreement. Unless the IoGen partner cures the existing defaults, the Company may terminate the licensing agreement at any time and receive back all rights to IoGen it licensed to the IoGen partner in the agreement. (See Note 13) If the Company’s IoGen commercialization partner continues to have financial difficulties, we may need to secure a new partner to help complete the development and commercialization of IoGen. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern and, therefore, be required to realize the Company’s assets and discharge the Company’s liabilities in other than the normal course of operations. Management plans to obtain equity and debt financing from external investors, and if necessary, to actively pursue a new partner to help complete the development and commercialization of IoGen.

Management believes the plan described above will be sufficient to meet the Company’s liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to obtain the support of additional external investors to finance the Company’s operations will cause us to curtail operations and impair the Company’s ability to continue as a going concern.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents	Cash and cash equivalents include short-term, highly liquid investments with maturities of less than three months when acquired.
Concentration of Credit Risks
The Company has one customer for its product, IodoZyme. The customer’s financial condition is reviewed on an ongoing basis, and collateral is not required. The Company believes a reserve for potential credit losses is not necessary as of December 31, 2005 and 2004.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customer’s financial condition and generally does not require collateral. Senior management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, if any, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to the Company, it believes an allowance for doubtful accounts is not necessary as of December 31, 2005 and 2004. However, actual write-offs might exceed the Company’s estimates.

Inventory	Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market.

Long-Lived Assets
Long-lived assets, such as intangible assets and property and equipment are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value. The Company does not believe that any of its long-lived assets are impaired at December 31, 2005 or 2004.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)
Depreciation and Amortization
Equipment is stated at cost and is depreciated over its estimated useful life (ranging from 5-7 years) using the straight-line method. Leasehold improvements are stated at cost and are being amortized by the straight-line method over the 10 year term of the lease which is less than their estimated useful lives.

Intangible Assets
Intangible assets subject to amortization consist of patents and trademarks that have estimated useful lives ranging from 12-17 years and a weighted average useful life of 9.9 years. Costs related to patent applications are capitalized as incurred and are amortized once the patent application is accepted or are expensed if the application is rejected or there are other circumstances that indicate that the asset is impaired (as described above).

Income Taxes
The Company follows the liability method of accounting for income taxes, as set forth in SFAS No. 109, “Accounting For Income Taxes.” Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amount and the tax basis of assets and liabilities. The Company records a valuation allowance against deferred tax assets unless it is more likely than not that such asset will be realized in future periods.

Fair value of Financial Instruments	The carrying amounts of cash and cash equivalents, accounts receivable, other current assets and accounts payable approximate fair value based on their short-term maturities.
Revenue Recognition
The Company recognizes revenue from its product sales and licensing arrangements in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition.” Under these guidelines, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services rendered, the price is fixed or determinable and payment is reasonably assured. Due to uncertainty concerning collectibility, the Company now recognizes revenue its licensing arrangement with Bioaccelerate as cash is collected. As of December 31, 2005, the Company has incurred costs of $84,583 that are eligible for reimbursement, for which the Company has not recognized revenue.

Research and Development
Research and development costs are expensed as incurred. On May 28, 2004, the Company completed the acquisition of certain assets of Mimetix Inc., a privately held company, and other related parties associated with their iodine drug development efforts in women’s healthcare for 550,000 shares of Symbollon’s Class A common stock. The assets primarily consisted of clinical trials results and data with no future alternative use to the Company.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)
Research and Development (Continued)	Accordingly, the cost of $935,000 is included as research and development costs for the year ended December 31, 2004 in the accompanying statement of operations.
Stock-Based Compensation
The Company accounts for its stock-based compensation plan using the intrinsic value method. The Company provides pro forma disclosures for compensation expense under the fair value method of SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” If the Company had elected to recognize compensation cost for the plans based on the fair value at the grant date for awards granted under the plans, consistent with the method prescribed by SFAS No. 123, the effect on net loss and earnings per share would have been as follows:

December 31,	2005	2004

Net loss	$ (645,973)	$(2,647,108)

Adjustments:
Stock-based employee compensation
expense included in reported net
income, net of related tax effects	(296,749)	593,749

Total stock-based employee
compensation determined under fair
value method of all awards, net of
related tax effects	(118,029)	(79,379)

Proforma net loss	$ (1,060,751)	$(2,132,738)

Basic and diluted loss per share:
As reported	$ (.09)	$ (.53)
Pro forma	$ (.15)	$ (.43)

The fair value of the Company’s stock options used to compute the pro forma net loss and net loss per share disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2005 and 2004, respectively: dividend yield of 0% for both years; expected volatility between 220% and 236% and between 260% and 270%, respectively; a risk-free interest rate of between 3.93 and 4.30 and 4.00%, respectively, and an expected holding period between 7 and 9 years and between 8 and 9 years, respectively.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Loss Per Share
The Company follows SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic earnings per share excludes the effect of any dilutive options, warrants or convertible securities and is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing the net loss available to common shareholders by the sum of the weighted average number of common shares and common share equivalents computed using the average market price for the period under the treasury stock method.

Recent Accounting Standards
In December 2004, the FASB issued SFAS NO. 123(R), “Share Based Payment.” This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services or incurs a liability in exchange for goods and services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. It requires an entity to measure the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize that cost over the service period. This statement is effective for small business issuers for the first fiscal year beginning after December 15, 2005. Accordingly, the Company will adopt its provisions effective January 1, 2006. The Company has not yet determined the impact that adoption of this statement will have on its financial position or results of operations.

3. Inventory	Inventory consists of the following:

December 31,	2005	2004
Raw materials	$ -	$72,092
Finished goods	39,833	691
	$39,833	$72,783

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

4. Equipment and Leasehold Improvements	Equipment and leasehold improvements are stated at cost and consist of the following:

December 31,	2005	2004

Equipment and fixtures	$195,465	$ 191,460
Leasehold improvements	63,146	63,146

	258,611	254,606
Less accumulated depreciation and
amortization	234,590	216,254

Equipment and leasehold improvements, net	$ 24,021	$ 38,352

Depreciation expense for the years ended December 31, 2005 and 2004 totaled $18,336 and $19,576, respectively.
5. Patent and Trademark Costs	Patent and trademark costs consist of the following:

December 31,	2005	2004

Patent costs	$528,743	$513,521
Trademark costs	2,444	2,444
	531,187	515,965
Less accumulated amortization	166,119	130,239
Patent and trademark cost, net	$365,068	$385,726

Amortization expense related to these assets is estimated to be approximately $36,350 per year in fiscal years 2005 through 2009. Amortization expense for the years ended December 31, 2005 and 2004 totaled $35,880 and $34,150, respectively.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

6. Stockholders’ Equity
Capital Stock
The Company has authorized 93,750,000 shares of Class A common stock, 1,250,000 shares of Class B common stock and 5,000,000 shares of preferred stock. The Class A and Class B common stock are substantially identical except that holders of Class A common stock have the right to cast one vote for each share held and the Class B shareholders have the right to cast five votes for each share held. As of December 31, 2005 and 2004, there were no shares of Class B common stock issued and outstanding. The preferred stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Company’s Board of Directors. As of December 31, 2005 and 2004, there were no shares of preferred stock issued and outstanding.

Issuance of Common Stock and Common Stock Purchase Warrants
On September 1, 2004, the Company sold in a private placement to accredited investors 1,261,692 shares of Class A common stock and 630,846 redeemable warrants for $634,300 in cash and $185,800 in prepaid services for manufacturing, consulting and clinical trial expenses. Officers and directors of the Company invested $127,000 of the cash raised as part of the private placement on the same terms and conditions as the third party investors.

The redeemable warrants entitle the holder thereof to purchase at any time up to February 28, 2006 (which was extended to March 31, 2006) a share of Class A common stock at a price of sixty-five cents ($0.65) per share. As of December 31, 2005, redeemable warrants covering 4,000 shares were exercised, netting the Company $2,600 in cash. From January 2006 through March 2006, redeemable warrants covering an additional 611,461 shares were exercised, netting the Company $330,175 in cash and $67,275 in prepaid consulting services. In connection with the exercise of the redeemable warrants, the Company issued 615,461 warrants entitling the holder thereof to purchase from September 1, 2006 to February 28, 2009 a share of Class A common stock at a price of sixty-five cents ($0.65) per share. The new warrants will only become exercisable if the holder thereof does not sell any of the shares acquired by the holder in the 2004 private placement and upon exercise of the holder’s redeemable warrants.

The Company accounts for certain of the shares and warrants issued for prepaid services under Emerging Task Force Issue 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (EITF 96-18). Accordingly, the Company has recognized approximately $28,000 and $120,250 of expense related to these shares and warrants for the years ended December 31, 2005 and 2004, respectively, in the accompanying statement of operations.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

6. Stockholders’ Equity (Continued)
Issuance of Common Stock and Common Stock Purchase Warrants (Continued)
In January, 2004 the Company issued options to purchase 50,000 shares of common stock at $0.25 per share to a consultant hired by the Company. The options vested 25,000 on June 30, 2004 and 25,000 on December 31, 2004. Pursuant to the consulting agreement, the first traunche of 25,000 shares was issued for no cash consideration, as the $6,250 exercise price was earned as a bonus for services rendered, because the Company’s average closing price for the three months ended June 30, 2004 was greater than $0.50 per share. The second traunche of 25,000 shares was also exercised for no cash consideration as the $6,250 exercise price was earned as a bonus for services rendered, because the Company’s average common stock closing price for the three months ended December 31, 2004 was greater than $0.75 per share. The Company accounts for these options under EITF 96-18. Accordingly, the Company has recognized approximately $78,750 of expense related to these options for the year ended December 31, 2004, included in general and administrative expenses in the accompanying statement of operations.

On December 1, 2004, we entered into a services agreement with a doctor. In accordance with the services agreement, and as consideration for the services to be provided by the doctor, we agreed to issue 5,000 shares of Class A common stock upon execution, and on each of the first and second anniversaries of the agreement. The Company accounts for these shares under EITF 96-18. Accordingly, the Company has recognized approximately $5,350 and $7,250 of expense related to these shares for the years ended December 31, 2005 and 2004, respectively, included in research and development expenses in the accompanying statements of operations.

On December 16, 2004, we entered into a services agreement with CEOcast, Inc. In accordance with the services agreement, and as partial consideration for the services provided by CEOcast, Inc., we agreed to issue 45,000 shares of Class A common stock upon execution. The Company accounts for these shares under EITF 96-18. Accordingly, the Company has recognized approximately $57,750 and $5,250 of expense related to these shares for the years ended December 31, 2005 and 2004, respectively, included in general and administrative expenses in the accompanying statements of operations.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

6. Stockholders’ Equity (Continued)
Issuance of Common Stock and Common Stock Purchase Warrants (Continued)
During 2005, Symbollon sold 1,642,795 shares of Class A Common Stock for gross proceeds of $853,957 (aggregate net proceeds were $800,585) in an offering exclusively to foreign investors pursuant to Regulation S.

On September 15, 2005, we entered into a services agreement with Premier Funding Services LLC. In accordance with the services agreement, and as partial consideration for the services provided by the vendor, we agreed to issue 20,000 shares of Class A common stock and warrants to purchase 40,000 shares of Class A common stock upon execution of the agreement. The Company accounts for these shares under EITF 96-18. Accordingly, the Company has determined the fair value of the shares and warrants to be $42,458 and has recognized $12,384 of expense related to these shares and warrants for the year ended December 31, 2005, included in general and administrative expenses in the accompanying statement of operations. The remaining fair value of the shares and warrants has been recorded as a prepaid expense at December 31, 2005 and will be amortized in 2006 over the remaining service agreement term.

Common Stock Subscriptions Receivable
In January 2001, certain officers of the Company entered into Promissory Notes and Pledge Agreements (the “Notes”) with the Company totaling $834,560 in exchange for 462,895 shares of Class A common stock acquired through the exercise of vested stock options. The Notes bore interest at a fixed rate of 5.61% and were due in full on December 31, 2005. The Notes were collateralized by the 462,895 shares of Class A common stock and the Company had full recourse to pursue collection in the event of default. The Company’s recourse was limited to the pledged stock in the event that the officer is no longer employed with the Company and if the then market value of the pledged stock is less than the outstanding principal and accrued but unpaid interest on the officer’s Note. The Company accounted for the Notes under FIN 44 “Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25)” (FIN 44) and Emerging Issues Task Force Issue No. 00-23 “Issues Related to the Accounting of Stock Compensation Under APB Opinion No. 25 and FASB Interpretation 44” as variable arrangements. Pursuant to these pronouncements, no compensation cost was recognized in 2005 or 2004.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

6. Stockholders’ Equity (Continued)
Common Stock Subscriptions Receivable (Continued)
On December 30, 2005, the officers resigned from their employment with the Company in order to avail themselves of their contractual rights to limit the Company’s recourse to collect the Notes to the pledged stock. On December 30, 2005, the two officers returned their stock and the Notes were cancelled. The officers were subsequently rehired on January 3, 2006 under new employment agreements.

Investment Agreement
On October 1, 2003, the Company entered into an Investment Agreement with Dutchess Private Equities Fund, L.P. (Dutchess). Pursuant to the Investment Agreement, the Company may, at its discretion, periodically put to Dutchess shares of its Class A common stock at a price equal to 95% of the average of the three lowest closing bid prices on the Over-the-Counter Bulletin Board for the five days immediately following the date that the Company gives its notice to Dutchess of its intention to put such stock.

Subject to a $1 million per put cap, the maximum amount of each put exercise is equal to, at the Company’s election (i) 200% of the average daily volume of the Class A common stock for the 20 trading days prior to the applicable put notice multiplied by the average of the three daily closing bid prices immediately preceding the date of the put, or (ii) $10,000.

The Company may continue to put shares to Dutchess until October 17, 2006 or Dutchess has paid a total of $10 million, whichever occurs first. During June 2004 the Company put 6,865 shares to Dutchess for proceeds of $9,925.

7. Stock Plans
The Company has adopted two stock plans: a stock option plan and a nonemployee directors’ stock option plan.

The stock option plan provides for the grant of incentive stock options, nonqualified stock options and stock appreciation rights. The Company has reserved 3,200,000 shares for issuance under this plan.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

7. Stock Plans (Continued)

On May 17, 1995 the Company adopted a nonemployee directors’ stock option plan that provides for the grant of nonstatutory stock options automatically on January 1 of each calendar year commencing on January 1, 1996. The Company has reserved 100,000 shares for issuance under the plan. Each outside director shall be granted an option to purchase 2,500 shares of Class A common stock at fair market value, vesting 50% on each of the first two anniversaries of the grant. The nonemployee directors’ stock option plan expires on January 2, 2006.

Under the above plans 1,983,855 shares are available for future grant or purchase.

The Company had the following option activity under the stock option plan and the nonemployee directors’ stock option plan in 2005 and 2004:

		Weighted-Average
		Exercise Price
	Shares	Per Share

Balance, December 31, 2003	665,000	$0.44
Granted	82,500	1.65
Exercised	-	-
Cancelled	-	-

Balance, December 31, 2004	747,500	0.56
Granted	37,500	1.11
Exercised	-	-
Cancelled	-	-

Balance, December 31, 2005	785,000	$0.58

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

7. Stock Plans (Continued)	All options outstanding at December 31, 2005 are categorized by the following ranges in the table below:

Share Price Range	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Number of Shares
$0.28 to $1.00	$0.32	3.8	652,500
$1.00 to $5.00	$1.85	6.2	132,500
			785,000

All options exercisable at December 31, 2005 are categorized by the following ranges in the table below:

Share Price Range	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Number of Shares
$0.28 to $1.00	$0.28	3.0	611,250
$1.00 to $5.00	$1.93	5.3	95,000
			706,250

All options exercisable at December 31, 2004 are categorized by the following ranges in the table below:

Share Price Range	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Number of Shares
$0.28 to $1.00	$0.28	3.9	403,750
$1.00 to $5.00	$2.11	4.3	57,500
			461,250

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

7. Stock Plans (Continued)	The weighted-average fair value of options granted during the years ended December 31, 2005 and 2004 was $1.11 and $1.52 per share, respectively.

In November 2003, the Company's Board of Directors authorized the repricing of employee options, canceling 690,000 options with exercise prices ranging from $1.94 to $9.06 and issuing options to purchase 600,000 shares of common stock at $0.28 per share, which was above the market value on the date of the repricing. These options are subject to variable plan accounting, as required by FIN 44 and APB 25. As prescribed by the provisions of APB 25 the Company will remeasure the intrinsic value of the repriced options, through the earlier of the date of exercise, cancellation or expiration, at each reporting date. Accordingly, the Company has recognized credits of $296,749 and expenses of $593,749 related to the repriced options for the years ended December 31, 2005 and 2004, respectively.

8. Loss Per Share
The Company’s basic and diluted net loss per share of common stock for the years ended December 31, 2005 and 2004 is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

The following table summarizes securities that were outstanding as of December 31, 2005 and 2004 but not included in the calculation of diluted net loss per share because such shares are antidilutive:

December 31,	2005	2003

Stock options	785,000	747,500
Stock warrants	666,846	630,846

9. Income Taxes
The following table summarizes the significant differences between the benefit that would be recognized under the United States federal statutory tax rate and the Company’s effective tax rate for financial statement purposes:

December 31,	2005	2004

United States statutory tax rate	34%	34%
State taxes, net of United States
federal tax benefit	6%	6%

Valuation allowance provided against net
operating loss carry forwards and tax credits	(40%)	(40%)

Effective tax rate	- %	- %

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

9. Income Taxes (Continued)
Deferred income taxes reflect the impact of “temporary differences” between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Deferred tax assets are comprised of the following:

December 31,	2005	2004

Tax credit carryforwards	$ 492,000	$ 458,000
Net operating loss carryforwards	4,926,000	4,783,000

Gross deferred tax asset	5,418,000	5,241,000

Deferred tax assets valuation
allowance	(5,418,000)	(5,241,000)

Net deferred tax assets	$ -	$ -

As of December 31, 2005 and 2004, the deferred tax assets have been fully offset by valuation allowances, since the realization of such amounts is uncertain. The change in the valuation allowance during 2005 and 2004 was $177,000 and $1,132,000, respectively.

As of December 31, 2005, the Company has net operating loss carryforwards totaling approximately $12,315,000. The amount of the net operating loss carryforwards which may be utilized in any future period may be subject to certain limitations, based upon changes in the ownership of the Company’s common stock.

The following is a breakdown of the net operating loss expiration period:

Amount of
Expiration Date	Remaining NOL

2008	$ 743,000
2009	1,514,000
2010	1,374,000
2011	921,000
2018	897,000
2019	739,000
2020	476,000
2021	1,387,000
2022	612,000
2023	638,000
2024	2,061,000
2025	953,000

$ 12,315,000

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

9. Income Taxes (Continued)
In addition, the Company has available tax credit carryforwards (adjusted to reflect provisions of the Tax Reform Act of 1986) of approximately $492,000, which are available to offset future taxable income and income tax liabilities, when earned or incurred. These amounts expire in various years through 2025.

10. Commitments
Facilities Lease
The Company leases its research facilities under an operating lease that expires on August 31, 2007. The lease requires payment of real estate taxes and other common area maintenance expenses. Rent expense for the years ended December 31, 2005 and 2004 was approximately $38,000 and $37,000, respectively.

Future minimum rental payments due are as follows:

Year ending December 31,	Total

2006	40,000
2007	27,000

$ 67,000

Employment Agreements
On January 3, 2006, the Company entered into employment agreements with its principal officers providing for minimum base compensation and severance pay which expire December 31, 2008. For the years ended December 31, 2005 and 2004, the aggregate amount paid under the prior employment agreements was $497,000 and $440,000, respectively. Minimum amounts to be paid under the new agreements total approximately $455,000 per year.

Royalty Agreement
A royalty agreement with one of the inventors who assigned certain patent rights to the Company provides for royalties based on a percentage of the licensing revenues received by the Company from products falling within the scope of the patent rights. The percentage varies from 1.5% to 5% depending on the gross revenues received, with maximum royalty payments under the agreement not to exceed $2,884,000. Through December 31, 2005, no royalties have been earned under this agreement.

Consulting Agreements
The Company has entered into various scientific advisory and consulting agreements to support its development activities. These agreements generally expire over several future years. Amounts charged to operations in connection with these agreements for the years ended December 31, 2005 and 2004 amounted to approximately $30,000 and $90,000, respectively.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

10. Commitments (Continued)
Finder’s Fees
The Company has entered into agreements to pay finders’ fees for agreements entered into with certain companies for investment or revenue purposes. The finders’ fees are based on a percentage of the investment or revenue. No amounts were paid or accrued pursuant to any of these agreements during 2005 or 2004.

Employee Benefit Plan
Effective January 1, 1999, the Company established a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) IRA plan covering substantially all of its employees. The Company makes contributions to the plan at the discretion of the Board of Directors based upon a percentage of employee compensation as provided by the terms of the plan. The Company did not make any contributions to the plan for the year ended December 31, 2005 and 2004.

11. Major Customers
For the years ended December 31, 2005 and 2004, the Company generated its net product revenue from one customer, its exclusive marketing partner for its bovine teat sanitizer, and one partner for IoGen. Revenues from major customers were generated as follows:

Year ended December 31,	2005	2004

Customer A - Net Product Revenues	$ 49,627	$ 159,510
Customer B - Collaboration Revenues	400,000	-

	$ 449,627	$ 159,510

12. Related Party Transactions
A member of the Board of Directors provides legal services to the Company. Amounts paid for legal services rendered by the director, either individually or through his firm, totaled approximately $21,157 and $2,000 for the years ended December 31, 2005 and 2004, respectively.

The Company exchanges office space for services with a company owned by the spouse and in-law of one of the Company’s officers and directors. The officer and director is also a director in the other company. The estimated annual value for 2005 and 2004 of the relationship is $9,600 for each year.

A member of the Board of Directors provides consulting services to the Company. Amounts paid for consulting services rendered by the director totaled approximately $15,000 for the year ended December 31, 2005.

Symbollon Pharmaceuticals, Inc.

Notes to Financial Statements

13. Licensing Agreement
On April 12, 2005, Symbollon entered into an exclusive worldwide licensing and co-marketing agreement covering the use of IoGen for the treatment of cyclic pain and tenderness in humans with Bioaccelerate Holdings Inc. Under the terms of the agreement, Bioaccelerate will fund ongoing Phase III development of IoGen through its wholly owned subsidiary, Amilar Pharmaceuticals. Bioaccelerate has the primary responsibility for the commercialization of IoGen, and Symbollon will oversee the future clinical development efforts necessary to seek marketing approval for IoGen. The parties will share in any net profits upon commercialization.

Pursuant to the agreement with Bioaccelerate, Bioaccelerate is required to fund an escrow account to cover the cost of the clinical development of IoGen. As of December 31, 2005, Bioaccelerate had not funded the escrow account as required by the agreement. Symbollon has sent a notice of default to Bioaccelerate regarding its failure to establish and fund the escrow as required by the agreement. Unless Bioaccelerate cures the existing defaults, Symbollon may terminate the agreement at any time and receive back all rights to IoGen it licensed to Bioaccelerate in the agreement. (See Note 1).

Symbollon Pharmaceuticals, Inc.

Condensed Balance Sheets

	September 30, 2006 (unaudited)	December 31, 2005

Assets

Current assets:
Cash and cash equivalents	$846,475	$312,617
Accounts receivable	-	234,583
Inventory	-	39,833
Prepaid expenses	12,244	95,446

Total current assets	858,719	682,479

Equipment and leasehold improvements, net of accumulated depreciation and amortization	13,631	24,021

Other assets:
Patent and trademark costs, net of accumulated amortization	354,317	365,068
Deposit	2,364	2,364

	$1,229,031	$1,073,932

Symbollon Pharmaceuticals, Inc.

Condensed Balance Sheets (Continued)

	September 30, 2006 (unaudited)	December 31, 2005

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$27,315	$16,999
Accrued clinical development expenses	152,439	119,492
Deferred research and development collaboration revenue	-	84,583
Other current liabilities	20,267	24,455

Total current liabilities	200,021	245,529

Stockholders’ equity:
Common stock, Class A, par value $.001 per share, 93,750,000 shares authorized, 9,241,237 and 7,323,661 shares issued and outstanding, respectively	9,241	7,324
Convertible common stock, Class B, par value $.001 per share, 1,250,000 shares authorized and unissued	-	-
Preferred stock, par value $.001 per share, 5,000,000 shares authorized and unissued	-	-
Additional paid-in capital	15,689,104	13,632,830
Accumulated deficit	(14,669,335)	(12,811,751)

Total stockholders’ equity	1,029,010	828,403

	$1,229,031	$1,073,932
See accompanying notes to condensed financial statements.

Symbollon Pharmaceuticals, Inc.

Condensed Statements of Operations (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Revenue:
Net product sales	$-	$23,025	$39,833	$37,761
Research and development collaboration revenue	-	145,744	-	390,558

Total revenues	-	168,769	39,833	428,319

Operating expenses:
Cost of goods sold	-	(50,442)	39,833	(79,341)
Research and development	314,421	166,922	946,325	445,038
General and administrative	356,943	16,185	924,212	396,154

Total operating expenses	671,364	132,665	1,910,370	761,851

Income (loss) from operations	(671,364)	36,104	(1,870,537)	(333,532)

Interest income	8,321	2,291	12,953	4,225

Net Income (loss) - basic and diluted	$(663,043)	$38,395	$(1,857,584)	$(329,307)

Net loss per share of common stock
- basic	$(.07)	$.00	$(.23)	$(.05)
- diluted	$(.07)	$.00	$(.23)	$(.05)

Weighted average number of common shares outstanding
- basic	9,034,085	7,736,654	7,936,822	6,853,267
- diluted	9,034,085	8,461,865	7,936,822	6,853,267

See accompanying notes to condensed financial statements.

Symbollon Pharmaceuticals, Inc.

Condensed Statements of Cash Flows (unaudited)

	Nine Months Ended September 30,
	2006	2005

Cash flows from operating activities:

Net loss	$(1,857,584)	$(329,307)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	225,498	(267,916)
Issuance of securities for services rendered	204,108	1,769
Depreciation and amortization	39,737	40,533
Changes in operating assets and liabilities:
Accounts receivable	234,583	(402,070)
Inventory	39,833	1,736
Prepaid expenses	29,771	129,374
Accounts payable and other current liabilities	(45,508)	5,141

Net cash used in operating activities	(1,129,562)	(820,740)

Cash flows from investing activities:

Purchase of equipment and leasehold improvements	(745)	(3,176)
Patent and trademark cost additions	(17,851)	(13,086)

Net cash used in investing activities	(18,596)	(16,262)

Cash flows from financing activities:

Issuance of common stock and warrants	1,682,016	800,585

Net cash provided by financing activities	1,682,016	800,585

Net increase (decrease) in cash and cash equivalents	533,858	(36,417)

Cash and cash equivalents, beginning of period	312,617	427,124

Cash and cash equivalents, end of period	$846,475	$390,707

Supplemental information: There were no payments made for interest or income taxes during 2006 or 2005.
See accompanying notes to condensed financial statements.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements (unaudited)

1. Description of Business and Basis of Presentation
Symbollon Pharmaceuticals, Inc. (formerly Symbollon Corporation) was formed to develop and commercialize proprietary iodine-based products for infection control and treatment in biomedical and bioagricultural industries.

The success of future operations is subject to a number of risks similar to those of other companies in the same stage of development. Principal among these risks are the Company’s cumulative operating losses, no assurance of profitable future operations, early state of market development, competition from substitute products or larger companies, dependence on key personnel and the uncertainty of additional future financing as needed.

The Company’s financial statements for the year ended December 31, 2005 have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company had a net loss of $645,973 and $1,857,584 and negative cash flows from operations of $898,465 and $1,129,562 for the year ended December 31, 2005 and nine months ended September 30, 2006, respectively. At December 31, 2005 and September 30, 2006, the Company also had an accumulated deficit of $12,811,751 and $14,669,335, respectively, and working capital of $436,950 and $658,698, respectively. These factors raise substantial doubt as to our ability to continue as a going concern.

The application of the going concern concept is dependent upon the Company’s ability to receive continued financial support from the Company’s creditors, stockholders and external investors. In August 2006, our licensing agreement covering IoGen was mutually terminated. Without a licensing partner, the Company will need to secure a new partner to help complete the development and commercialization of IoGen. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize the Company’s assets and discharge our liabilities in other than the normal course of operations. Management plans to obtain equity and debt financing from external investors, and to actively pursue a new partner to help complete the development and commercialization of IoGen. In June and August 2006, Symbollon raised net aggregate proceeds of $1,342,340 in a private placement of 1,366,500 shares of its Class A common stock and a like number of warrants. (See Note 3)

Management believes the plan described above will be sufficient to meet the Company’s liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful and that the Company will be able to obtain financing or a new partner. Failure to obtain the support of additional external investors to finance the Company’s operations will cause us to curtail and may require the Company to cease operations and will impair the Company’s ability to continue as a going concern.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements (unaudited)

2. Summary of Significant Accounting Policies
The accompanying unaudited financial statements do not contain all of the disclosures required by generally accepted accounting principles and should be read in conjunction with the financial statements and related notes included in our Form 10-KSB for the year ended December 31, 2005 filed with the Securities and Exchange Commission.

In the opinion of management, the financial statements reflect all adjustments, all of which are of a normal recurring nature, to fairly present the Company’s financial position, results of operations and cash flows. The results of operations for the three and nine-month periods ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year.

The accounting policies that management believes are most critical to aid in fully understanding and evaluating the Company’s reported financial results include the following:

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents	Cash and cash equivalents include short-term, highly liquid investments with maturities of less than three months when acquired.
Concentration of Credit Risks
The Company had one customer for its IodoZyme® product and a commercialization partner for its IoGen program. The customer’s and partner’s financial condition were reviewed on an ongoing basis, and collateral was not required. The Company believes a reserve for potential credit losses is not necessary as of September 30, 2006 and December 31, 2005.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are customer or partner obligations due under normal trade terms. The Company performs continuing credit evaluations of its customer’s and partner’s financial condition and generally does not require collateral. Senior management reviews accounts receivable, if any, on a periodic basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, if any, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to the Company, it believes an allowance for doubtful accounts is not necessary as of September 30, 2006 and December 31, 2005. However, actual write-offs might exceed the Company’s estimates.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements (unaudited)

2. Summary of Significant Accounting Policies (Continued)
Inventory	Inventory at December 31, 2005 was stated at the lower of cost (determined on a first-in, first-out basis) or market.
Long-Lived Assets
Long-lived assets, such as intangible assets and property and equipment are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value. The Company does not believe that any of its long-lived assets are impaired at September 30, 2006 or December 31, 2005.

Depreciation and Amortization
Equipment is stated at cost and is depreciated over its estimated useful life (ranging from 5-7 years) using the straight-line method. Leasehold improvements are stated at cost and are being amortized by the straight-line method over the 10 year term of the lease which is less than their estimated useful lives.

Intangible Assets
Intangible assets subject to amortization consist of patents and trademarks that have estimated useful lives ranging from 11-17 years and a remaining weighted average useful life of 9 years. Costs related to patent applications are capitalized as incurred and are amortized once the patent application is accepted or are expensed if the application is rejected or there are other circumstances that indicate that the asset is impaired (as described above).

Income Taxes
The Company follows the liability method of accounting for income taxes, as set forth in the Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting For Income Taxes.” Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amount and the tax basis of assets and liabilities. The Company records a valuation allowance against deferred tax assets unless it is more likely than not that such asset will be realized in future periods.

Fair value of Financial Instruments	The carrying amounts of cash and cash equivalents, accounts receivable, other current assets and accounts payable approximate fair value based on their short-term maturities.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements (unaudited)

2. Summary of Significant Accounting Policies (Continued)
Revenue Recognition
The Company recognizes revenue from its product sales and licensing arrangements in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition.” Under these guidelines, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services rendered, the price is fixed or determinable and payment is reasonably assured.

Research and Development	Research and development costs are expensed as incurred.
Stock-Based Compensation
The Company issued stock options to its employees and outside directors pursuant to stockholder approved stock option plans. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Employee option awards generally vest over three years from the date of grant, and outside directors option awards generally vest over two years from the date of grant. All option awards generally have 10-year contractual terms. The Company attributes stock-based compensation cost to operations using the straight-line method over the applicable vesting period.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share Based Payment”, using the statement’s modified prospective application method. Under this method, compensation cost is recognized for all share-based equity payments granted, modified or settled after January 1, 2006, as well as for any unvested equity awards that were granted prior thereto. Compensation cost for unvested awards granted prior to January 1, 2006 is recognized using the same estimate of the grant-date fair value and the same attribution method used to determine the pro forma disclosures under SFAS No. 123, “Accounting for Stock-Based Compensation.” Prior to January 1, 2006, the Company accounted for its stock-based compensation plan using the intrinsic value method allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” and APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements (unaudited)

2. Summary of Significant Accounting Policies (Continued)
Stock-Based Compensation (Continued)
Under the provisions of SFAS No. 123(R), the Company recorded $64,856 and $225,498 of stock-based compensation for the three and nine months ended September 30, 2006, respectively. On January 1, 2006, upon the adoption of SFAS No. 123(R) the Company ceased recording the variable compensation charges on repriced options, as was required under APB No. 25. As of September 30, 2006 the unrecognized stock-based compensation cost related to non-vested stock awards was $20,709. Such amount will be recognized in operations over a weighted average period of 2 years.

The following table summarizes the Company’s stock option information as of, and for the nine-month period ended September 30, 2006:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (1)

Outstanding at December 31, 2005	785,000	$ 0.58
Options granted	1,027,500	$ 0.87
Options expired	(2,500)	$ 5.00
Outstanding at September 30, 2006	1,810,000	$ 0.74	6.6	$999,613
Exercisable at September 30, 2006	758,750	$ 0.55	2.9	$603,363
(1) The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the option exercise price.

No stock options were granted during the three-month period ended September 30, 2006. For the three-month period ended September 30, 2005, the Company granted options for 30,000 shares exercisable at $.96 per share. The weighted-average grant date fair value of stock options granted during the nine-month periods ended September 30, 2006 and 2005 was $0.87 and $1.11 per share, respectively. No stock options were exercised during the nine months ended September 30, 2006 or 2005.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements (unaudited)

2. Summary of Significant Accounting Policies (Continued)
Stock-Based Compensation (Continued)	The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Nine Months Ended September 31,
	2006	2005

Weighted-average expected stock-price volatility	102%	220-236%

Weighted-average expected option life	6.0 years	7-9 years

Average risk-free interest rate	4.32%	3.93 - 4.30%

Average dividend yield	0.0%	0.0%

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on the historical volatility of the Company’s common stock over the period commensurate with or longer than the expected life of the options. The risk-free interest rate is the U.S. Treasury Strips rate on the date of grant. The expected life was calculated using the method outlined in SEC Staff Accounting Bulletin Topic 14.D.2, “Expected Terms,” as the Company’s historical experience does not provide a reasonable basis for the expected term of the option. Based on the recent history and current expectations, the Company has not adjusted the calculated value of the options for the nine months ended September 30, 2006 to reflect a forefeiture rate.

A summary of the option activity for nonvested shares as of September 30, 2006 and for the nine months ended September 30, 2006 is presented below:

Nonvested Shares	Number of Shares	Weighted Average Grant Date Fair Value

Outstanding at December 31, 2005	78,750	$ 1.32

Granted	1,027,500	$ 0.87

Vested	(55,000)	$ 1.43

Forfeited	-	-

Outstanding at September 30, 2006	1,051,250	$ 0.87

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements (unaudited)

2. Summary of Significant Accounting Policies (Continued)
Stock-Based Compensation (Continued)

Pro-forma information regarding net income and earnings per share required under SFAS 123 before the adoption of SFAS 123(R) follows:

For the Three Months Ended September 30,	2005

Net income	$38,395

Adjustments:
Stock-based employee compensation
expense included in reported net income,
net of related tax effects	(229,584)

Total stock-based employee
compensation determined under fair
value method of all awards, net of
related tax effects	(28,907)

Basic and diluted loss per share	$(220,096)

Basic and diluted loss per share:
As reported	$ .00
Pro forma	$ (.03)

For the Nine Months Ended September 30,	2005

Net loss	$(329,307)

Adjustments:
Stock-based employee compensation
expense included in reported net income,
net of related tax effects	(267,916)

Total stock-based employee
compensation determined under fair
value method of all awards, net of
related tax effects	(86,723)

Basic and diluted loss per share	$(683,946)

Basic and diluted loss per share:
As reported	$ (.05)
Pro forma	$ (.10)

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements (unaudited)

2. Summary of Significant Accounting Policies (Continued)
Loss Per Share
The Company follows SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic earnings per share excludes the effect of any dilutive options, warrants or convertible securities and is computed by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing the net earnings available to common shareholders by the sum of the weighted average number of common shares and common share equivalents computed using the average market price for the period under the treasury stock method.

3. Stockholders’ Equity
Capital Stock
The Company has authorized 93,750,000 shares of Class A common stock, 1,250,000 shares of Class B common stock and 5,000,000 shares of preferred stock. The Class A and Class B common stock are substantially identical except that holders of Class A common stock have the right to cast one vote for each share held and the Class B shareholders have the right to cast five votes for each share held. As of September 30, 2006 and December 31, 2005, there were no shares of Class B common stock issued and outstanding. The preferred stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Company’s Board of Directors. As of September 30, 2006 and December 31, 2005, there were no shares of preferred stock issued and outstanding.

Issuance of Common Stock and Common Stock Purchase Warrants
On September 1, 2004, the Company sold in a private placement to accredited investors 1,261,692 shares of Class A common stock and 630,846 redeemable warrants for $634,300 in cash and $185,800 in prepaid services for manufacturing, consulting and clinical trial expenses. Officers and directors of the Company invested $127,000 of the cash raised as part of the private placement on the same terms and conditions as the third party investors.

On June 30, 2006, 77,000 shares that were issued for prepaid services were forfeited and returned to the Company as the services were not rendered to the Company.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements (unaudited)

3. Stockholders’ Equity (Continued)

Issuance of Common Stock and Common Stock Purchase Warrants (Continued)
The redeemable warrants entitled the holder thereof to purchase at any time up to February 28, 2006 (which was extended to March 31, 2006) a share of Class A common stock at a price of sixty-five cents ($0.65) per share. From December 2005 through March 2006, redeemable warrants covering 511,961 shares were exercised, netting the Company $332,775 in cash, and 103,500 shares were exercised for consulting services to be rendered to the Company over a 12-month period, which will be expensed at the then fair value of such shares ratably over such period. In connection with the exercise of the redeemable warrants, the Company issued 615,461 warrants entitling the holder thereof to purchase from September 1, 2006 to February 28, 2009 a share of Class A common stock at a price of sixty-five cents ($0.65) per share. The new warrants will only become exercisable if the holder thereof does not sell any of the shares acquired by the holder in the 2004 private placement and upon exercise of the holder’s redeemable warrants. The fair value of the new warrants issued was estimated on the date of grant using the Black-Scholes option-pricing model to be $462,651 and was recorded as a cost of raising the related capital. During March 2006, warrants for 14,615 shares were exercised, netting the Company $9,500 in cash.

The Company accounts for certain of the shares and warrants issued for prepaid services under Emerging Issues Task Force Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (EITF 96-18). Accordingly, the Company has recognized approximately $60,964 and $0 of expense related to these shares and warrants for the three months ended September 30, 2006 and 2005, respectively, and $160,397 and $28,000 of expense related to these shares and warrants for the nine months ended September 30, 2006 and 2005, respectively, in the accompanying statement of operations.

On September 15, 2005, we entered into a services agreement with Premier Funding Services LLC. In accordance with the services agreement, and as partial consideration for the services provided by the vendor, we agreed to issue 20,000 shares of Class A common stock and warrants to purchase 40,000 shares of Class A common stock upon execution of the agreement. The Company accounts for these shares under EITF 96-18. Accordingly, the Company has determined the fair value of the shares and warrants to be $42,458 and has recognized $30,074 of expense related to these shares and warrants for the nine months ended September 30, 2006, included in general and administrative expenses in the accompanying statement of operations.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements (unaudited)

3. Stockholders’ Equity (Continued)
Issuance of Common Stock and Common Stock Purchase Warrants (Continued)
The Company has a total of 103,500 warrants outstanding to non-employees, and at September 30, 2006, 43,125 of these warrants with an aggregate fair value of $33,690 related to future services. Under EITF 96-18, the Company is required to record the expense related to these warrants as the underlying services are performed. These warrants are subject to remeasurement; accordingly, the actual expense to be recognized may be materially different than the current fair value.

On June 2, 2006 and August 21, 2006, the Company sold in a private placement to accredited investors an aggregate of 1,366,500 shares of Class A common stock and a like number of redeemable warrants for net proceeds of $1,342,340 in cash. The Company also issued redeemable warrants exercisable for 24,160 shares to the placement agent as additional compensation. The redeemable warrants entitle the holder thereof to purchase at any time up to August 21, 2011 a share of Class A common stock at a price of one dollar ($1.00) per share. The redeemable warrants may be redeemed by Symbollon at $0.01 per warrant in the event that the closing sales price of the Class A common stock over twenty successive trading days is equal to or greater than $5.00 and the average trading volume over that period is in excess of twenty-five thousand (25,000) shares per day, subject to the holder’s right to exercise. The fair value of the new warrants (inclusive of the warrants issued to the placement agent) issued was estimated on the date of grant using the Black-Scholes option-pricing model to be $2,058,586 and was recorded as a cost of raising the related capital.

Common Stock Subscriptions Receivable
In January 2001, certain officers of the Company entered into Promissory Notes and Pledge Agreements (the “Notes”) with the Company totaling $834,560 in exchange for 462,895 shares of Class A common stock acquired through the exercise of vested stock options. The Notes bore interest at a fixed rate of 5.61% and were due in full on December 31, 2005. The Notes were collateralized by the 462,895 shares of Class A common stock and the Company had full recourse to pursue collection in the event of default. The Company’s recourse was limited to the pledged stock in the event that the officer is no longer employed with the Company and if the then market value of the pledged stock is less than the outstanding principal and accrued but unpaid interest on the officer’s Note.

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements (unaudited)

3. Stockholders’ Equity (Continued)
Common Stock Subscriptions Receivable (Continued)
The Company accounted for the Notes under FIN 44 “Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25)” (FIN 44) and Emerging Issues Task Force Issue No. 00-23 “Issues Related to the Accounting of Stock Compensation Under APB Opinion No. 25 and FASB Interpretation 44” as variable arrangements. Pursuant to these pronouncements, no compensation cost was recognized in 2005.

On December 30, 2005, the officers resigned from their employment with the Company in order to avail themselves of their contractual rights to limit the Company’s recourse to collect the Notes to the pledged stock. On December 30, 2005, the two officers returned their stock and the Notes were cancelled. The officers were subsequently rehired on January 3, 2006 under new employment agreements.

4. Stock Plans
The Company has adopted two stock plans: a stock option plan and a nonemployee directors’ stock option plan.

The stock option plan provides for the grant of incentive stock options, nonqualified stock options and stock appreciation rights. The Company has reserved 3,200,000 shares for issuance under this plan.

In November 2003, the Company's Board of Directors authorized the repricing of employee options, canceling 690,000 options with exercise prices ranging from $1.94 to $9.06 and issuing options to purchase 600,000 shares of common stock at $0.28 per share, which was above the market value on the date of the repricing. These options were subject to variable plan accounting, as defined by FIN 44. As prescribed by the provisions of FIN 44 the Company remeasured the intrinsic value of the repriced options, through the earlier of the date of exercise, cancellation or expiration, at each reporting date through the required adoption of SFAS 123 (R). During the three months ended September 30, 2005 the Company reversed $267,916 of previously recognized compensation expense to reflect the decrease in the intrinsic value of the options. As of September 30, 2005, the Company has recognized aggregate compensation expense of $229,583 related to the repriced options. No variable expense was recognized pursuant to FIN 44 in the nine months ended September 30, 2006, as the Company now accounts for these options under SFAS 123 (R).

Symbollon Pharmaceuticals, Inc.

Notes to Condensed Financial Statements (unaudited)

5. Loss Per Share
The Company’s basic and diluted net loss per share of common stock for the three and nine months ended September 30, 2006 and 2005 is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

The following table summarizes securities that were outstanding as of September 30, 2006 and 2005 but not included in the calculation of diluted net loss per share because such shares are antidilutive:

September 30,	2006	2005

Stock options	1,810,000	785,000
Stock warrants	2,031,506	670,846

6. Licensing Agreement
On April 12, 2005, Symbollon entered into an exclusive worldwide licensing and co-marketing agreement covering the use of IoGen for the treatment of cyclic pain and tenderness in humans with Bioaccelerate Holdings Inc. (“Bioaccelerate”). Under the terms of the agreement, Bioaccelerate was required to fund ongoing Phase III development of IoGen through its wholly owned subsidiary, Amilar Pharmaceuticals. Bioaccelerate had the primary responsibility for the commercialization of IoGen, and Symbollon was to oversee the future clinical development efforts necessary to seek marketing approval for IoGen. The parties were to share in any net profits upon commercialization.

On August 23, 2006, the parties mutually terminated the agreement with all rights to IoGen licensed under the agreement to Bioaccelerate reverting back to Symbollon. (See Note 1).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS.

Please refer to “LIMITATIONS ON OFFICER AND DIRECTOR LIABILITY” in the Prospectus, which is incorporated by reference herein in answer to this Item 24.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

We estimate that the approximate expenses, all of which we will pay, in connection with this Registration Statement will be as follows:

SEC registration fee	$762
Legal fees and expenses	10,000*
Accounting fees and expenses	2,000*
Miscellaneous	238*

Total	$13,000
* Estimates.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

The following is a list of the Registrant's securities sold within the past three years without registration under the Securities Act of 1933, as amended.

The Registrant granted options to purchase 2,527,500 shares our Common Stock to 6 employees and directors under the terms of the Registrant's employee stock option plan and non-employee directors’ stock option plan, as follows: options to purchase 1,300,000 shares to Mr. Desjourdy by grants on November 21, 2003 for 300,000, January 3, 2006 for 600,000 and December 29, 2006 for 400,000; options to purchase 980,000 shares to Dr. Kessler by grants on November 21, 2003 for 300,000, January 3, 2006 for 420,000 and December 29, 2006 for 260,000; options to purchase 60,000 shares to Dr. Kazakin by a grant on September 23, 2005 for 30,000 and December 29, 2006 for 30,000; options to purchase 57,500 shares to Dr. Richards by grants on May 19, 2004 for 25,000, annual grants of 2,500 each on the first business day of each year for an aggregate of 22,500 pursuant our 1995 Non-Employee Directors’ Stock Option Plan and a grant of 10,000 on the first business day of 2007 pursuant our 2006 Non-Employee Directors’ Stock Option Plan; options to purchase 65,000 shares to Mr. Lieberstein by grants on April 1, 1998 for 10,000, May 19, 2004 for 25,000, annual grants of 2,500 each on the first business day of each year for an aggregate of 20,000 pursuant our 1995 Non-Employee Directors’ Stock Option Plan and a grant of 10,000 on the first business day of 2007 pursuant our 2006 Non-Employee Directors’ Stock Option Plan; and options to purchase 65,000 shares to Mr. Maradie by grants on April 1, 1998 for 10,000, May 19, 2004 for 25,000, annual grants of 2,500 each on the first business day of each year for an aggregate of 20,000 pursuant our 1995 Non-Employee Directors’ Stock Option Plan and a grant of 10,000 on the first business day of 2007 pursuant our 2006 Non-Employee Directors’ Stock Option Plan. We intend to register shares on Form S-8 prior to exercise of the options.

On January 5, 2004, we entered into a services agreement with Barry Kaplan Associates. In accordance with the service agreement, and as partial consideration for the services provided by Barry Kaplan Associates, we issued stock options to purchase 50,000 shares of our common stock at an exercise price of $0.25 per share. The options vested 25,000 on June 30, 2004 and 25,000 on December 31, 2004 and expired on March 31, 2005. On June 30, 2004 and December 31, 2004, these options were exercised for no cost to the consultant because our average common stock closing prices for the three months ended June 30, 2004 and December 31, 2004 were greater than $0.50 and $0.75 per share, respectively. The securities were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

On May 28, 2004, we completed the acquisition of certain assets of Mimetix Inc., a privately held company, and other related parties associated with their iodine drug development efforts in women’s healthcare for 550,000 shares of Symbollon’s Class A common stock. The shares were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

On June 18, 2004, we sold 6,865 shares of Class A common stock to Dutchess Private Equities Fund pursuant to an equity line of credit for $9,925. The shares were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

On September 1, 2004, we completed a private placement to accredited investors of an aggregate of 1,261,692 shares of Class A common stock and 630,846 redeemable warrants for $634,300 in cash and $185,800 in prepaid services ($1.30 for two shares and one warrant). The redeemable warrants entitled the holder thereof to purchase at any time up to February 28, 2006 a share of Class A common stock at a price of sixty-five cents ($0.65) per share. The shares were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

On December 1, 2004, we entered into a services agreement with Dr. Bernard A. Eskin. In accordance with the service agreement, and as consideration for the services provided by Dr. Eskin, we agreed to issue 5,000 shares of Class A common stock upon execution, and on each of the first and second anniversaries of the agreement. To date, 15,000 shares of Class A common stock have been issued under the agreement. The shares were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

On December 16, 2004, we entered into a services agreement with CEOcast, Inc. In accordance with the service agreement, and as partial consideration for the services provided by CEOcast, Inc., we issued 45,000 shares of Class A common stock upon execution. The shares were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

From May through September 2005, we sold 1,642,795 shares of Class A Common Stock for gross proceeds of $853,957 (aggregate net proceeds were $800,585) in an offering exclusively to foreign investors pursuant to Regulation S. The securities offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements.

On September 15, 2005, we entered into a services agreement with Premier Funding Services LLC. In accordance with the services agreement, and as partial consideration for the services provided by the vendor, we issued 20,000 shares of Class A common stock and warrants to purchase 40,000 shares of Class A common stock upon execution of the agreement. In October 2006, the service agreement was extended with Premier Funding receiving 20,000 shares of Class A common stock as partial consideration for services provided by the vendor. The securities were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

From December 2005 through March 2006, we issued upon exercise of previously outstanding warrants 615,461 shares of Class A common stock and a like number of warrants for $332,775 in cash and prepaid consulting services. The new warrants entitle the holder thereof to purchase from September 1, 2006 up to February 28, 2009 a share of Class A common stock at a price of sixty-five cents ($0.65) per share. The securities were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

During March 2006, warrants for 14,615 shares were exercised, netting the Company $9,500 in cash. The securities were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

On February 9, 2006 and May 17, 2006, we issued an aggregate of 2,000 shares of common stock to three individuals. The securities were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

In June 2006, we sold 1,000,000 shares of common stock, together with warrants for a like number of shares, in a private placement to accredited investors, realizing net proceeds of approximately $1,000,000. The securities were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

In August 2006, we sold 366,500 shares of common stock, together with warrants for a like number of shares, in a private placement to accredited investors, realizing net proceeds of approximately $342,340. In connection with the private placement we issued warrants for 24,160 shares to the placement agent. The securities were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

On November 1, 2006, we entered into a services agreement with the Number One Corporation. In accordance with the service agreement, and as consideration for the services provided by the Number One Corporation, we issued 40,000 shares of Class A common stock upon execution. The shares were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

In December 2006 and January 16, 2007, we sold 3,213,632 shares of common stock, together with warrants for 2,410,224 shares, in private placements to accredited investors, realizing net proceeds of approximately $2,368,038. In connection with the private placement we issued warrants for 631,461 shares to the placement agent. The securities were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

On November 20, 2006, we entered into a services agreement with Thomas Bruderman. In accordance with the service agreement, and as partial consideration for the services provided by Mr. Bruderman, we issued 50,000 shares of Class A common stock in January 2007. The shares were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

ITEM 27. EXHIBITS

Exhibits

3.1	Amended Certificate of Incorporation of the Company. (previously filed as exhibit 3.1 to Form 10-KSB for the year ended December 31, 2005 and incorporated by reference)
3.2	Amended By-Laws of the Company. (previously filed as exhibit 3.2 to Form 10-QSB for the quarter ended June 30, 1999 and incorporated by reference)
3.3
Agreement of Merger, dated as of August 4, 1993, between the Company and Symbollon Corporation, a Massachusetts corporation (including Certificate of Merger and other state filings). (previously filed as exhibit number 3.3 of the Registration Statement (the “Registration Statement”) on Form SB-2 (Registration No. 33-68828) filed on November 24, 1993 and declared effective on December 7, 1993, and incorporated by reference)

4.1	Form of Specimen Class A Common Stock Certificate. (previously filed as exhibit number 4.2 of the Registration Statement and incorporated by reference)
5.1	Opinion regarding legality of shares and Consent of counsel. *
10.1
1993 Stock Option Plan of the Company, as amended. (incorporated by reference to Exhibit C to the Company’s 2005 Annual Stockholders Meeting Proxy Statement filed under cover of Schedule 14A dated May 4, 2005)

10.2	Employment Agreement, dated January 3, 2006, between the Company and Paul C. Desjourdy. (previously filed as exhibit number 10.1 to Form 8-K filed on January 6, 2006 and incorporated by reference)
10.3	Employment Agreement, dated January 3, 2006, between the Company and Dr. Jack H. Kessler. (previously filed as exhibit number 10.2 to Form 8-K filed on January 6, 2006 and incorporated by reference)
10.4
Commercial Lease, dated June 5, 1997, between Pine Street Realty Trust and the Company. (previously filed as exhibit number 10.18 to Form 10-QSB for the quarter ended June 30, 1997 and incorporated by reference)

10.5
Form of Indemnification Agreement between the Company and each officer and director of the Company. (previously filed as exhibit number 10.6 of the Registration Statement and incorporated by reference)

10.6
Marketing and Supply Agreement, dated January 11, 1995, between the Company and West Agro. (previously filed as exhibit number 10.1 to Form 8-K of the Registrant dated January 11, 1995 and incorporated by reference) **

10.7	Agreement, dated August 31, 1992, among the Company, Dr. Jack H. Kessler and Dr. Robert Rosenbaum. (previously filed as exhibit number 10.8 of the Registration Statement and incorporated by reference)
10.8
Form of Stock Option Agreement to be entered into between the Company and each option holder. (previously filed as exhibit number 10.10 to Form 10-KSB for the year ended December 31, 1993 and incorporated by reference)

10.9	2006 Non-Employee Directors’ Stock Option Plan of the Company. (previously filed as exhibit number 10.1 to Form 8-K filed on May 30, 2006 and incorporated by reference)
10.10	1995 Non-Employee Directors’ Stock Option Plan of the Company. (previously filed as exhibit number 10.1 to Form 10-QSB for the quarter ended June 30, 1995 and incorporated by reference)
10.11
Investment Agreement, dated October 1, 2003, between the Company and Dutchess Private Equities Fund, L.P. (previously filed as exhibit 10.14 to the Registration Statement on Form SB-2 (Registration No. 333-109772), filed on October 17, 2003 and declared effective on November 7, 2003 (the “2003 Registration Statement”))

10.12	Registration Rights Agreement, dated October 1, 2003, between the Company and Dutchess Private Equities Fund, L.P (previously filed as exhibit 10.15 to the 2003 Registration Statement)
10.13
Asset Purchase Agreement, dated as of April 6, 2004, by and among the Company, Mimetix Pharmaceuticals, Inc. and Mimetix Inc. (previously filed as exhibit number 10.1 to Form 10-QSB for the quarter ended June 30, 2004 and incorporated by reference)

10.14
Form of Subscription Agreement, dated as of September 1, 2004, between the Company and certain purchasers of the Company’s securities. (previously filed as exhibit number 10.1 to Form 8-K on November 8, 2005 and incorporated by reference)

10.15
Form of Redeemable Warrant for the purchase of shares of Class A Common Stock, dated as of September 1, 2004, issued to certain purchasers of the Company’s securities. (previously filed as exhibit number 10.2 to Form 8-K on November 8, 2005 and incorporated by reference)

10.16
Licensing and Co-Marketing Agreement, effective on April 12, 2005, by and between the Company and Bioaccelerate Holdings Inc. (previously filed as exhibit number 10.1 to Form 10-QSB for the quarter ended September 30, 2005 and incorporated by reference) **

10.17
Form of Warrant for the purchase of shares of Class A Common Stock, dated as of February 28, 2006, issued to certain purchasers of the Company’s securities (previously filed as an exhibit number 10.1 to Form 8-K filed on March 7, 2006 and incorporated by reference)

10.18
Licensing and Co-Marketing Agreement, effective on April 12, 2005, by and between the Company and Bioaccelerate Holdings Inc. (previously filed as exhibit number 10.1 to Form 10-QSB for the quarter ended March 31, 2005 and incorporated by reference) **

10.19
Securities Purchase Agreement, dated as of June 2, 2006, between Symbollon and certain purchasers of Symbollon’s securities. (previously filed as exhibit number 10.1 to Form 8-K filed on June 7, 2006 and incorporated by reference)

10.20
Form of Redeemable Warrant expiring on June and August 2011 for the purchase of shares of Class A common stock issued to certain purchasers of Symbollon’s securities. (previously filed as exhibit number 10.2 to Form 8-K filed on June 7, 2006 and incorporated by reference)

10.21
Registration Rights Agreement, dated as of June 2, 2006, between Symbollon and certain purchasers of Symbollon’s securities. (previously filed as exhibit number 10.3 to Form 8-K filed on June 7, 2006 and incorporated by reference)

10.22	Form of Redeemable Warrant expiring December 2011 for the purchase of shares of Class A common stock issued to certain purchasers of Symbollon’s securities. *
10.23	Form of Subscription Agreement, dated as of December 29, 2006, between Symbollon and certain purchasers of Symbollon’s securities. *
23.1	Consent of Vitale, Caturano & Company Ltd. *
23.2	Consent by counsel (included in Exhibit 5.1). *
24.1	Power of Attorney (included on the signature page of this registration statement).*

*	Filed herewith.
**
Indicates that material has been omitted and confidential treatment has been granted or requested therefore. All such omitted material has been filed separately with the Commission pursuant to Rule 24b-2.

ITEM 28. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which it offers or sales are being made, a post-effective amendment to this Registration Statement to:

(A) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(B) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(C) Include any additional or changed material information on the plan of distribution.

(2) That, for the purpose of determining liability under the Securities Act of 1933, to treat each post-effective amendment as a new registration statement relating to the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person relating to the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the city of Framingham, the Commonwealth of Massachusetts, on January 25, 2007.

SYMBOLLON PHARMACEUTICALS, INC.

By /s/ Paul C. Desjourdy .
Paul C. Desjourdy, President

POWER OF ATTORNEY

Each person whose signature appears below appoints Paul C. Desjourdy as his or her attorney-in-fact, with full power of substitution and re-substitution, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form SB-2 of Symbollon Pharmaceuticals, Inc. and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all the said attorney-in-fact and agent or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Paul C. Desjourdy	President, Chief Executive Officer,	January 25, 2007
Paul C. Desjourdy	Treasurer, General Counsel, Chief
Financial Officer, and Director
(Principal Executive Officer and
Principal Financial and
Accounting Officer)

/s/ Jack H. Kessler	Chief Scientific Officer,	January 25, 2007
Jack H. Kessler	Secretary and Chairman
of the Board of Directors

/s/ James C. Richards	Director	January 25, 2007
James C. Richards

/s/ Richard F. Maradie	Director	January 25, 2007
Richard F. Maradie

/s/ Eugene Lieberstein	Director	January 25, 2007
Eugene Lieberstein